Offer to Purchase for Cash
All Outstanding Shares of Class A Common Stock
of
COX RADIO, INC.
at
$3.80 Net Per Share
by
COX MEDIA GROUP, INC.,
a Wholly-Owned Subsidiary of
COX ENTERPRISES, INC.

The Offer and Withdrawal Rights Will Expire at 12:00 Midnight, New York
City Time, on April 17, 2009, Unless the Offer Is Extended.

Cox Media Group, Inc., a Delaware corporation (“Media”) and an indirect, wholly-owned subsidiary of Cox Enterprises, Inc., a Delaware corporation (“Enterprises”), is offering to purchase, at a price of $3.80 net per share in cash without interest, all outstanding shares of Class A common stock, par value $0.33 per share (the “Shares”), of Cox Radio, Inc., a Delaware corporation (“Radio”), not otherwise owned by Media on the terms and subject to the conditions specified in this Offer to Purchase and the related Letter of Transmittal.

There is no financing condition to this tender offer. This tender offer is subject to the non-waivable condition that there shall have been validly tendered and not withdrawn before the tender offer expires Shares that constitute at least a majority of the outstanding Shares not owned by Enterprises, Media or their respective affiliates or the directors and executive officers of Enterprises, Media or Radio (other than directors of Radio that may constitute any special committee of independent directors formed to consider the tender offer) immediately prior to the expiration of the tender offer. This tender offer is also subject to certain other conditions described in “The Tender Offer — Section 12 — Conditions to the Offer.” Media currently owns approximately 17.3% of the outstanding Shares, and giving effect to the conversion of the outstanding shares of Class B common stock of Radio owned by Media into Shares, Media owns approximately 78.4% of Radio’s aggregate common stock.

A summary of the principal terms of the tender offer appears on page 1 of this Offer to Purchase.

This transaction has not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to the tender offer.

The Dealer Manager for the tender offer is:

March 23, 2009

IMPORTANT

If you desire to tender all or any portion of your Shares, you should either (i) complete and sign the related Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have your signature thereon guaranteed (if required by Instruction 5 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a facsimile thereof) and any other required documents to American Stock Transfer & Trust Company, the Depositary for the tender offer, and either deliver the certificates for such Shares along with the Letter of Transmittal to the Depositary or tender such Shares pursuant to the procedures for book-entry transfer set forth in “The Tender Offer — Section 3 — Procedures for Tendering Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

If you desire to tender Shares and the certificates evidencing your Shares are not immediately available, or you cannot comply with the procedures for book-entry transfer described in this Offer to Purchase on a timely basis, or you cannot deliver all required documents to the Depositary prior to the expiration of the tender offer, you may tender such Shares by following the procedures for guaranteed delivery set forth in “The Tender Offer — Section 3 — Procedures for Tendering Shares.”

Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to D.F. King & Co., Inc., the Information Agent for the tender offer, or to Citigroup Global Markets Inc., the Dealer Manager for the tender offer, at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the tender offer.

i

ii

SUMMARY TERM SHEET

Media is offering to purchase all the outstanding shares of Class A common stock, par value $0.33 per share, of Radio not otherwise owned by Media for $3.80 net per Share in cash without interest. The following are some of the questions that you, as a stockholder of Radio, may have and answers to those questions. We urge you to carefully read the remainder of this Offer to Purchase and the related Letter of Transmittal because the information in this summary is not complete and additional important information is contained in the remainder of this Offer to Purchase and the related Letter of Transmittal. When used in this Offer to Purchase, the terms “we,” “our,” and “us” refer to Media, unless the context requires otherwise.

Who is offering to buy my securities?

Our name is Cox Media Group, Inc. We are a Delaware corporation and a wholly-owned subsidiary of Enterprises. We are offering to purchase all the outstanding shares of Class A common stock of Radio not otherwise owned by us. Radio has two classes of common stock, Class A and Class B, and no other outstanding voting securities. Except with respect to voting, transfer and convertibility, shares of Class A common stock and Class B common stock are identical. Class A stockholders are entitled to one vote per share, while Class B stockholders are entitled to 10 votes per share. Each share of Class B common stock is convertible into one share of Class A common stock. As of the date hereof, we own 3,591,954 shares, or 17.3%, of Radio’s outstanding Class A common stock and all 58,733,016 shares of Radio’s outstanding Class B common stock, which together represent approximately 78.4% of the outstanding shares of Radio’s common stock and 97.2% of the voting power of the common stock. See “The Tender Offer — Section 7 — Certain Information Concerning Radio” and “The Tender Offer — Section 8 — Certain Information Concerning Enterprises and Media.”

Enterprises, a privately-held corporation headquartered in Atlanta, Georgia, is one of the largest diversified media and wholesale automotive auction companies in the United States, with consolidated revenues for the year ended December 31, 2008 of $15.4 billion. Enterprises, which has a 110-year history in the media and communications industry, publishes 17 daily newspapers and owns or operates 15 television stations. Enterprises owns Cox Communications, Inc., a broadband communications company that offers an array of advanced digital video, high-speed Internet and telephony services over its own nationwide network to more than 6.2 million total residential and commercial customers. Enterprises also owns Manheim Auctions, Inc., the world’s leading provider of automotive services to commercial sellers and automobile dealers. Manheim operates 100 auctions in North America along with additional operations in Europe, Australia, New Zealand, Thailand and China. Additionally, Enterprises owns Cox Auto Trader, which includes AutoTrader.com, the world’s largest online automotive classifieds marketplace and consumer information website, and Auto Trader/Auto Mart Publishing, producer of classified automotive print and online advertising publications.

Media is a broadcasting, publishing and digital media company in which Enterprises has grouped and operates its media properties — newspapers and other publications, television stations and its interest in Radio.

What are the classes and amounts of securities sought in the tender offer?

We are seeking to purchase all of Radio’s outstanding Class A common stock not otherwise owned by Media. See “Introduction.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $3.80 per Share, net to you in cash without interest. This price represents premiums of approximately 15.2% and 21.8% over the closing price and 10-day volume-weighted average closing price, respectively, of Radio’s Class A common stock on the New York Stock Exchange (the “NYSE”) on March 20, 2009, the last trading day prior to the date Enterprises and Media announced their intention to make the tender offer. If you are the record owner of your Shares and you tender your Shares to us in the tender offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See “The Tender Offer — Section 3 — Procedures for Tendering Shares.”

What are the most important conditions to the tender offer?

Our obligation to purchase Shares at the expiration of the tender offer is subject to satisfaction of, or if permitted, waiver of, several conditions, including the non-waivable condition that there shall have been validly tendered and not withdrawn before the tender offer expires Shares that constitute at least a majority of the outstanding Shares not owned by Enterprises, Media or their respective affiliates or the directors and executive officers of Enterprises, Media or Radio (other than directors of Radio that may constitute any special committee of independent directors formed to consider the tender offer) immediately prior to the expiration of the tender offer. We calculate that, based on the number of outstanding Shares as of March 17, 2009, approximately 8,420,424 Shares not owned by Enterprises, Media or their respective affiliates or the directors and executive officers of Enterprises, Media or Radio (other than directors of Radio that may constitute any special committee of independent directors formed to consider the tender offer) would have to be tendered in order to satisfy this condition. This majority of the minority condition is not waivable.

Another condition to the tender offer, which may be waived by us in our sole discretion, is that there shall have been validly tendered and not withdrawn before the tender offer expires Shares that constitute at least 90% of the outstanding Shares after giving effect to the conversion of the shares of Radio’s Class B common stock held by us into Shares on a share-for-share basis.

The tender offer is not conditioned upon any antitrust or other governmental approvals, consents or clearances. The tender offer is subject to several other conditions. See “The Tender Offer — Section 12 — Conditions to the Offer.”

In the event that all of the conditions to the tender offer have not been satisfied or waived at the then scheduled expiration date of the tender offer, Media may extend the expiration date of the tender offer in such increments as Media may determine until the earliest to occur of (i) the satisfaction or waiver of such conditions and (ii) Media’s determination that such conditions are not reasonably capable of being satisfied.

Do you have the financial resources to make payment?

Yes. We will need approximately $69.1 million to purchase all Shares not otherwise owned by us in the tender offer and to pay related fees and expenses. Enterprises intends to fund the tender offer with its cash on hand and availability under its revolving credit facility. Enterprises’ cash and cash equivalents and its availability under its revolving credit facility together provide adequate financial resources to Enterprises to enable us to make all payments under the tender offer. See “The Tender Offer — Section 9 — Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the tender offer?

We do not think our or Enterprises’ financial condition is relevant to your decision whether to tender your Shares in the tender offer because:

•	our obligations in the tender offer are not subject to any condition relating to financing or the disbursement of financing;

•	the tender offer is being made for all Shares not otherwise owned by us;

•	Enterprises’ cash and cash equivalents and its availability under its revolving credit facility together provide adequate financial resources to Enterprises to enable Media to make all payments promptly under the tender offer.

How long do I have to decide whether to tender in the tender offer?

You will have until 12:00 midnight, New York City time, on April 17, 2009, or such later date to which we may extend the expiration date, to decide whether to tender your Shares in the tender offer. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See “The Tender Offer — Section 3 — Procedures for Tendering Shares.”

Can the tender offer be extended and how will I be notified if the tender offer is extended?

We may, in our sole discretion, extend the tender offer at any time or from time to time for any reason. If we decide to extend the tender offer, we will inform American Stock Transfer & Trust Company, the Depositary for the tender offer, of that fact and will make a public announcement of the extension, no later than 9:00 a.m., New York City time, on the next business day after the earlier of the day we decide to extend or the date the tender offer was scheduled to expire. See “The Tender Offer — Section 1 — Terms of the Offer; Expiration Date.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates evidencing your Shares, together with a completed Letter of Transmittal and any required signature guarantees, to American Stock Transfer & Trust Company, the Depositary for the tender offer, not later than the time the tender offer expires. If your Shares are held in street name (that is, through a broker, dealer or other nominee), the Shares can be tendered by your nominee through The Depository Trust Company (“DTC”). If you are not able to deliver any required items to the Depositary by the expiration of the tender offer, you may be able to have a broker, bank or other fiduciary who is a member of the Securities Transfer Agent Medallion Program or other eligible institution guarantee that the missing items will be received by the Depositary within three NYSE trading days. However, the Depositary must receive the missing items within that three-trading-day period after the expiration of the tender offer or you will not be able to tender your Shares in the tender offer. See “The Tender Offer — Section 3 — Procedures For Tendering Shares.”

Until what time can I withdraw previously tendered Shares?

You can withdraw previously tendered Shares at any time until the tender offer has expired and, if we have not agreed to accept your Shares for payment by May 22, 2009, you can withdraw them at any time after May 22, 2009 until we do accept your Shares for payment. This right to withdraw will not apply to any subsequent offering period. See “The Tender Offer — Section 1 — Terms of the Offer; Expiration Date.”

How do I withdraw tendered Shares?

To withdraw tendered Shares, you must deliver a written notice of withdrawal, which includes all required information, to American Stock Transfer & Trust Company, the Depositary for the tender offer, while you have the right to withdraw the Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See “The Tender Offer — Section 4 — Withdrawal Rights.”

Have you held discussions with Radio in the last two years regarding any transaction?

Shortly after notifying the Radio board of directors by letter sent by e-mail on March 22, 2009, Enterprises and Media publicly announced the unsolicited tender offer that is the subject of this Offer to Purchase. Prior to our notification of Radio’s chief executive officer and independent directors, neither we nor Enterprises had any discussions or communications regarding this tender offer or any other similar corporate transaction with Radio. See “Special Factors — Background of this Offer.”

What does Radio’s board of directors think of the tender offer?

We have commenced the tender offer without obtaining the prior approval or recommendation of Radio’s board of directors or any special committee of such Radio’s board of directors. As we commenced the tender offer promptly after Enterprises notified Radio’s board of directors, Radio’s board of directors has not had an opportunity to consider and evaluate our tender offer. We anticipate that Radio’s board of directors will form a special committee consisting of independent directors to consider the merits of our tender offer and will advise stockholders of Radio’s position with respect to the tender offer within 10 business days of the commencement of the tender offer. However, the consummation of the tender offer does not require the approval or recommendation of Radio’s board of directors or a special committee. See “Introduction” and “Special Factors — Background of this Offer.”

Do you have interests in the offer that may be different from my interests as a stockholder of Radio?

Yes. Our interests in the tender offer (and any subsequent short-form merger under Delaware law) present actual or potential conflicts of interest such that our interests may be different from those of stockholders being asked to sell their Shares. In particular, stockholders should be aware that the financial interests of Enterprises and Media with regard to the price to be paid in the tender offer (and any subsequent short-form merger under Delaware law) are generally adverse to the financial interests of the stockholders being asked to tender their Shares. Also, if you sell Shares in the tender offer or your Shares are converted in any subsequent merger, you will cease to have any interest in Radio and will not have the opportunity to participate in the future earnings or growth, if any, of Radio. On the other hand, we will benefit from any future increase in the value of Radio, as well as bear the burden of any future decrease in the value of Radio. See “Special Factors — Interests of Certain Persons in the Offer.”

What is your position as to the fairness of the transaction?

We believe that the transaction is fair to Radio’s stockholders (other than Enterprises, Media and their affiliates), based upon the factors set forth under “Special Factors — Position of Enterprises and Media Regarding the Fairness of the Offer.”

What are the U.S. federal income tax consequences of participating in the tender offer?

In general, your sale of Shares pursuant to the tender offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of participating in the tender offer in light of your particular circumstances. See “The Tender Offer — Section 5 — Certain U.S. Federal Income Tax Considerations.”

Will the tender offer be followed by a merger if all the Shares are not tendered in the tender offer?

If following the consummation of the tender offer we own at least 90% of the outstanding Shares, we will cause Radio to consummate a “short-form” merger promptly under Delaware law in which all Shares held by the remaining stockholders would be converted into the right to cash equal to the same price per Share as was paid in the tender offer, without interest. If the tender offer is consummated and we do not own at least 90% of the outstanding Shares and, if conversion of some or all of the shares of Radio’s Class B common stock held by us would increase our ownership to 90% of the outstanding Shares, then we will convert, following the consummation of the tender offer, a sufficient number of shares of Class B common stock to reach the 90% threshold and promptly thereafter consummate such short-form merger under Delaware law.

If, on the other hand, we do not own at least 90% of the outstanding Shares following consummation of the tender offer even after giving effect to the conversion of all of the shares of Radio’s Class B common stock held by us, we will review our options. These include doing nothing, acquiring the tendered Shares, purchasing Shares in the open market or in privately-negotiated transactions, making a new tender offer or seeking to negotiate a merger or other business combination with Radio. No assurance can be given as to the price per Share that may be paid in any such future acquisition of Shares or the effect any such actions could have on the trading price of the Shares.

If we were to convert all of the shares of Radio’s Class B common stock held by us, we estimate that we would reach the 90% threshold if approximately 8,891,577 Shares are validly tendered pursuant to the tender offer and not withdrawn (assuming that none of Radio’s outstanding options are exercised prior to the consummation of the Offer).

Following the tender offer, will Radio continue as a publicly reporting company?

If the consummation of the tender offer results in us holding Shares representing at least 90% of the outstanding Shares including, if necessary, by converting some or all of Radio’s Class B common stock held by us, then we will undertake a short-form merger to acquire all the remaining outstanding Shares. Following our acquisition of all the outstanding Shares, by tender offer or merger, we intend to terminate Radio’s reporting requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The purpose of the tender offer is to acquire as many of the publicly-held Shares as possible as a first step in acquiring the entire equity interest in Radio.

However, if the consummation of the tender offer does not result in us holding Shares representing at least 90% of the outstanding Shares even after giving effect to the conversion of all of the shares of Radio’s Class B common stock held by us, then we currently expect that Radio will continue as a publicly reporting company as we review our options, except in the event the Shares no longer meet the standards for continued listing on NYSE. See “The Tender Offer — Section 10 — Possible Effects of the Offer on the Market for the Shares.”

Will I have the right to have my Shares appraised?

If you tender your Shares in the tender offer, you will not be entitled to exercise any appraisal rights. However, if you do not tender your Shares in the tender offer and a merger is consummated, you will have a statutory right to demand payment of the judicially appraised fair value of your Shares plus a fair rate of interest, if any, from the date of the merger. This value may be more or less than or the same as the $3.80 net per Share cash consideration in the tender offer and the merger. See “Special Factors — Appraisal Rights.”

If I decide not to tender, how will the tender offer affect my Shares?

The purchase of Shares pursuant to the tender offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could affect the liquidity and market value of the remaining Shares held by the public. We cannot predict whether this would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or less than the price paid in the tender offer. Depending upon the number of Shares purchased pursuant to the tender offer, Radio’s Class A common stock may no longer meet the standards for continued listing on the NYSE.

Depending on similar factors, Radio may cease being required to comply with the public reporting requirements under the Exchange Act and may terminate the same. See “The Tender Offer — Section 10 — Possible Effects of the Offer on the Market for the Shares.”

If the tender offer and a subsequent short-form merger are consummated, untendered Shares will be converted into the right to receive cash equal to $3.80 net per Share, without interest.

If the tender offer is not consummated, we will evaluate our options with respect to Radio. These include doing nothing, purchasing Shares in the open market or privately-negotiated transactions, making a new tender offer or seeking to negotiate a merger or other business combination with Radio. No assurance can be given as to the price per Share that may be paid in any such future acquisition of Shares or the effect any such actions could have on the trading price of Radio’s Class A common stock. See “The Tender Offer — Section 10 — Possible Effects of the Offer on the Market for the Shares.”

When and how will I be paid for my tendered Shares?

Subject to the terms and conditions of the tender offer, we will pay for all Shares validly tendered and not withdrawn promptly after the expiration of the tender offer. See “The Tender Offer — Section 2 — Acceptance for Payment and Payment for Shares.”

We will pay for your Shares by depositing the purchase price with American Stock Transfer & Trust Company, the Depositary for the tender offer, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of such Shares, a properly completed and duly executed Letter of Transmittal and any other required documents. See “The Tender Offer — Section 2 — Acceptance for Payment and Payment for Shares.”

How will my employee stock options be treated in the tender offer and any subsequent short-form merger?

You are free to exercise any vested stock options you hold in accordance with their terms and then tender the Shares you acquired through the option exercise under this tender offer. You should be aware that the exercise price of all outstanding options is greater than the tender offer price.

If you continue to hold options after the expiration of this tender offer and we have not undertaken a short-form merger, your options will continue in accordance with their terms until their expiration.

If you continue to hold employee stock options after the expiration of the tender offer, and we do complete a short-form merger, your ability to resell Shares obtained through option exercise will be limited as we intend to no longer list Radio’s Class A common stock on the NYSE or on any other securities exchange following the merger. Information about the treatment of your employee stock options following a short-form merger will be provided as details emerge should this occur.

How will my restricted stock be treated in the tender offer and the merger?

If you previously received a restricted stock award and any Shares under that award have become vested, those vested Shares are the same as any other Shares, and you are free to tender those Shares in accordance with the terms of the tender offer.

If you previously received a restricted stock award and any Shares under that award have not vested as of the expiration of the tender offer, such restricted Shares may be tendered only if permitted by the terms of your restricted stock award. Our understanding is that any and all such awards provide that the restricted Shares under such restricted stock awards are not transferable. As a result, our understanding is that under the terms of your restricted stock award, you may not tender such restricted Shares in the tender offer. At the time of a short-form merger, however, Shares of restricted stock that are not vested will be exchanged for the same consideration offered to Radio stockholders in the merger so that you will receive a cash payment equal to $3.80 net per Share multiplied by the number of Shares of restricted stock you hold less applicable withholding taxes. This cash payment will be free and clear of all forfeiture provisions.

How will my restricted stock units be treated in the tender offer and the merger?

Restricted stock units (awarded in 2008) represent the right, once they become vested, to receive Shares equal to the number of units. As a result, you will not be able to tender your restricted stock units as a part of the tender offer. If your restricted stock units become vested as the result of your retirement, death or disability prior to the expiration of the tender offer and you receive a distribution of Shares for your restricted stock units, you would then be free to tender those Shares in accordance with the terms of the tender offer.

If you continue to hold restricted stock units after the expiration of the tender offer and we have not undertaken a short-form merger, your restricted stock units will continue in accordance with their terms.

If you continue to hold restricted stock units after the expiration of the tender offer and we complete a short-form merger, your ability to resell Shares obtained once vested will be limited as we intend to no longer list Radio’s Class A common stock on the NYSE or on any other securities exchange following any short-form merger. Information about the treatment of your restricted stock units following a short-form merger will be provided as details emerge should this occur.

How do I tender shares issued to me under the Radio’s employee stock purchase plan that are held in an account at American Stock Transfer & Trust Company?

In order to tender your Shares acquired under Radio’s employee stock purchase plan that are held in an account with the American Stock Transfer & Trust Company, the administrator of the plan, you must direct American Stock Transfer & Trust Company to tender your Shares. To direct American Stock Transfer & Trust Company to tender your Shares you must return a completed, signed and dated instruction form to American Stock Transfer & Trust Company by 5:00 p.m. New York City time on April 15, 2009 (the “Plan Deadline”), which is two business days prior to the expiration date of the Offer. In the event the expiration date for the Offer is extended, the Plan Deadline will automatically be extended to 5:00 p.m. New York City time two business days prior to such new expiration date. If your tender instructions are not received before the Plan Deadline, American Stock Transfer & Trust Company will not tender the Shares held in your account.

What is the market value of my Shares as of a recent date?

On March 20, 2009, the last trading day before we announced and commenced the tender offer, the last sale price of the Shares reported on the NYSE was $3.30 per Share. Our tender offer price represents premiums of approximately 15.2% and 21.8% over the closing price and 10-day volume-weighted average trading price, respectively, of Radio’s Class A common stock on the New York Stock Exchange (the “NYSE”) on March 20, 2009. We advise you to obtain a recent quotation for the Shares in deciding whether to tender your Shares. See “The Tender Offer — Section 6 — Price Range of Shares; Dividends.”

Who can I call if I have questions about the tender offer?

You can call D.F. King & Co., Inc. at (800) 578-5378. D.F. King & Co., Inc. is acting as the Information Agent for our tender offer, and Citigroup Global Markets Inc. is acting as the Dealer Manager for our tender offer. The address and telephone number of the Dealer Manager are set forth on the back cover of this Offer to Purchase.

INTRODUCTION

Cox Media Group, Inc., a Delaware corporation (“Media”) and an indirect, wholly-owned subsidiary of Cox Enterprises, Inc., a Delaware corporation (“Enterprises”), is offering to purchase all of the outstanding shares of Class A common stock, par value $0.33 per share (the “Shares”), of Cox Radio, Inc. (“Radio”) not otherwise owned by Media for $3.80 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together, as they may be amended from time to time, constitute the “Offer”). The purpose of the Offer is to acquire as many of the publicly-held Shares as possible as a first step in acquiring the entire equity interest in Radio.

Stockholders who have Shares registered in their own names and tender directly to American Stock Transfer & Trust Company, the Depositary for the Offer, will not have to pay brokerage fees or commissions. Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if it charges any transaction fees. Except as set forth in the Letter of Transmittal, stockholders will not have to pay stock transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of Citi, as the Dealer Manager, D.F. King & Co., Inc., as the Information Agent, and American Stock Transfer & Trust Company, as the Depositary, incurred in connection with the Offer. See “The Tender Offer — Section 11 — Fees and Expenses.”

The Offer is conditioned upon, among other things, the non-waivable condition that there shall have been validly tendered and not withdrawn before the Offer expires Shares which constitute at least a majority of the outstanding Shares not owned by Enterprises, Media or their respective affiliates or the directors and executive officers of Enterprises, Media or Radio (other than directors of Radio that may constitute any special committee of independent directors formed to consider the Offer) immediately prior to the expiration of the Offer. This Offer is subject to certain other conditions described in “The Tender Offer — Section 12 — Conditions to the Offer.” Each of the other conditions to the Offer may, to the extent permitted by applicable law, be amended or waived by us in our sole discretion and we reserve the right to terminate this Offer at any time. There is no financing condition to this Offer.

The boards of directors of Enterprises and Media unanimously determined that the Offer is fair to Radio’s stockholders (other than Enterprises, Media and their affiliates) and unanimously approved the Offer.

We commenced the Offer promptly after notifying Radio’s board of directors of the Offer and without the prior approval or recommendation of Radio’s board of directors. Prior to such notification, neither we nor Enterprises had any discussions or communications regarding the Offer, or any similar or related transaction, with Radio’s board of directors. We anticipate that Radio’s board of directors will form a special committee consisting of independent directors to consider the merits of the Offer and that the special committee will advise stockholders of Radio’s position with respect to the Offer within 10 business days of the commencement of the Offer. However, the consummation of the Offer does not require the approval or recommendation of Radio’s board of directors or a special committee thereof.

Radio has two classes of common stock, Class A and Class B, and no other outstanding voting securities. Each share of Class B common stock is convertible into one share of Class A common stock. As of the date hereof, we own 3,591,954 Shares, or 17.3%, of Radio’s Class A common stock and all 58,733,016 shares of Radio’s Class B common stock, which together represent approximately 78.4% of the outstanding shares of Radio’s common stock. As of March 17, 2009, there were approximately 20,759,670 Shares outstanding. Of the Shares that are outstanding as of March 17, 2009, we understand that Radio’s executive officers and directors own approximately 326,870 unrestricted Shares. According to Radio’s annual report on Form 10-K for the year ended December 31, 2008, there were outstanding stock options to purchase 4,990,689 Shares at a weighted-average exercise price of $22.31 per Share. In consideration of the weighted-average price of the outstanding stock options, we believe that few, if any, persons would exercise their stock options with respect to the Offer.

Based on the foregoing, we estimate that, as of March 17, 2009, there were approximately 16,840,846 Shares outstanding, excluding Shares owned by Enterprises, Media or their respective affiliates or the directors and executive officers of Enterprises, Media or Radio. Accordingly, we believe that the majority of the minority condition would be satisfied if approximately 8,420,424 Shares are validly tendered pursuant to the Offer and not withdrawn (assuming that none of the outstanding options are exercised prior to the consummation of the Offer). The actual number of Shares necessary to satisfy the majority of the minority condition may be different than our current estimate.

If following the consummation of the Offer we own at least 90% of the outstanding Shares, we will cause Radio to consummate, as soon as reasonably practicable, a short-form merger in which all remaining stockholders would receive the same price per Share as was paid in the Offer, without interest. If the Offer is consummated and we do not own at least 90% of the outstanding Shares and, if conversion of some or all of the shares of Radio’s Class B common stock held by us would increase our ownership to 90% of the outstanding Shares, then we will convert following consummation of the Offer a sufficient number of shares of Class B common stock to reach the 90% threshold and as soon as reasonably practicable thereafter to consummate such short-form merger. If we were to convert all of the shares of Radio’s Class B common stock held by us, we estimate that we would reach the 90% threshold if approximately 8,891,577 Shares are validly tendered pursuant to the Offer and not withdrawn (assuming that none of the outstanding options are exercised prior to the consummation of the Offer). The actual number of Shares necessary to satisfy this waivable 90% condition may be different than our current estimate.

If, on the other hand, we do not own at least 90% of the outstanding Shares following consummation of the Offer even after giving effect to the conversion of all of the shares of Radio’s Class B common stock held by us, we will review our options. These include doing nothing, acquiring the tendered Shares, purchasing Shares in the open market or privately-negotiated transactions, making a new tender offer or seeking to negotiate a merger or other business combination with Radio. No assurance can be given as to the price per Share that may be paid in any such future acquisition of Shares or the effect any such actions could have on the trading price of the Shares.

This Offer to Purchase includes forward-looking statements. These forward-looking statements include, among others, statements concerning our plans with respect to the acquisition of the Shares and Radio, our and Radio’s respective outlooks for the future and information about Radio’s strategic plans and objectives, other statements of expectations, beliefs, future plans and strategies, anticipated events or trends and similar projections, as well as any facts or assumptions underlying these statements or projections. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Except as required by applicable law, we undertake no obligation to update any forward-looking statements or to release publicly the results of any revisions to forward-looking statements to reflect events or circumstances after the date of this Offer to Purchase or to reflect the occurrence of unanticipated events.

Except as otherwise set forth herein, the information concerning Radio contained in this Offer to Purchase, including, without limitation, financial information, has been obtained from Radio or has been taken from or based upon publicly available documents and records on file with the Securities and Exchange Commission (the “Commission”) and other public sources. Neither we nor Enterprises assumes any responsibility for the accuracy or completeness of the information concerning Radio contained in such documents and records or for any failure by Radio to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to us or Enterprises. Except as otherwise set forth herein, the information concerning us and Enterprises contained in this Offer to Purchase including, without limitation, information about deliberations of our and Enterprises’ board of directors and information about our and Enterprises’ plans or proposals with respect to Radio, has been furnished by us or Enterprises.

This Offer to Purchase does not constitute a solicitation of a proxy, consent or authorization for or with respect to any meeting of, or action by written consent by, Radio’s stockholders.

Stockholders are urged to read this Offer to Purchase and the related Letter of Transmittal carefully before deciding whether to tender their Shares.

SPECIAL FACTORS

Background of This Offer

Historically executives at Enterprises have routinely undertaken strategic reviews of Enterprises and its businesses, and investment banks have from time to time presented Enterprises with various opportunities and business considerations, including proposals for strategic transactions. While some investment bank presentations included discussions of alternatives with respect to the purchase of some or all of the Shares not beneficially owned by Enterprises, Enterprises has not previously elected to pursue strategic transactions with respect to the Shares because Enterprises has focused in recent years on repaying debt and, until early March 2009, Radio’s stock price made the projected cost to acquire all or a significant block of Shares unattractive to Enterprises.

Beginning in the fall of 2008, as a result of the continuing weakness of the economy, advertisers reduced their spending significantly, and those reductions had a substantial impact on Enterprises’ advertising-supported businesses, including Radio. The decline in advertising spending has continued through the first quarter of 2009, and as a result of this reduction in advertising spending and its effects on Enterprises’ businesses:

•	In January 2009, Enterprises grouped its traditional media properties — newspapers and other publications, television stations and its interest in Radio — under Media. The objective of this restructuring was to make more efficient use of corporate resources while reducing corporate overhead and other costs. While each business still retains separate operations, Media believes that the sharing of technologies, assets, capabilities, knowledge and expertise across its media businesses will enhance innovation, flexibility and the combined organization’s ability to exploit opportunities. This restructuring has since resulted in cost savings and operational efficiencies across Enterprises’ media businesses. However, as Radio is not entirely owned by Enterprises, certain cost synergies and operational efficiencies with respect to Radio cannot fully be realized by Media and Radio.

•	On February 10, 2009, as part of a regularly scheduled meeting of Radio’s regional vice presidents, Radio’s management discussed January financial results and the decline in Radio’s advertising revenue and operating cash flow, including a review of the latest 2009 full year forecast compared to the 2009 budget, Radio’s revenue bookings and recent trends in Radio’s financial performance. During the discussion, Charles L. Odom, Radio’s chief financial officer (“Odom”), expressed concern that with the declining revenue trends there was a possibility of a leverage ratio covenant breach under Radio’s credit facility by year end. At the meeting, Radio’s management discussed cost cutting initiatives and reducing planned capital expenditures, and, shortly after the meeting, Radio decided to suspend purchases under Radio’s stock repurchase program in order to have cash available to reduce its indebtedness. Neil O. Johnston, Media’s chief financial officer (“Johnston”) attended the meeting. Following the meeting, Johnston discussed the negative trends in Radio’s financial results and the possibility of the leverage ratio covenant breach with John M. Dyer, Enterprises’ chief financial officer (“Dyer”), and Sanford H. Schwartz, Media’s president (“Schwartz”). For more information regarding Radio’s long range plan developed in 2008, and the revised forecast for 2009, see “The Tender Offer — Section 7 — Certain Information Concerning Radio.”

•	On March 6, 2009, Enterprises received from Radio a regular monthly update of the most recent 2009 forecast prepared by Radio’s management based upon February 2009 actual financial information (the “February Forecast”), which showed the continued decline in Radio’s advertising revenue from the update prepared in February 2009, as described under “The Tender Offer — Section 7 — Certain Information Concerning Radio — Summary of Radio’s Long Range Plan.” Over the next several days, Jimmy W. Hayes, Enterprises’ chief executive officer (“Hayes”), Dyer, Schwartz and Johnston analyzed this new data, including Radio management’s conclusion that Radio’s projected 4.9x leverage ratio as of year end 2009 was close to the 5.0x covenant limit under Radio’s revolving credit facility. The Enterprises executives realized that, in light of current market conditions, a covenant breach would require negotiations with Radio’s lenders that would most likely result in an amendment to the credit facility or the need to request a waiver under the credit facility, the payment of amendment or waiver fees and an increase in the interest rate paid by Radio, as well as a potential reduction in the size of Radio’s credit facility. The Enterprises executives concluded that, if macroeconomic conditions, particularly with respect to advertising-supported business like Radio, continued to deteriorate, then Enterprises might have to consider additional action to support Radio, which could be dilutive to, or otherwise viewed as unfavorable by, the public stockholders of Radio.

Radio announced on March 4, 2009 results for the fourth quarter and year ended December 31, 2008. The closing price per Share on March 3 was $5.15 per share. The price dropped to $4.84 per Share on March 4 and continued to decline to $3.05 per Share on March 9. On March 20, 2009, the last trading day before we announced and commenced the Offer, the last sale price of the Shares reported on the NYSE was $3.30 per Share.

In light of these developments, on March 11, 2009, Dyer asked Citi and Dow Lohnes PLLC, legal counsel to Enterprises, to advise as to the financial and legal considerations pertinent to Enterprises acquiring the Shares not beneficially owned by Enterprises.

On March 13, 2009, Hayes, Dyer, Andrew A. Merdek, Enterprises’ general counsel and corporate secretary (“Merdek”), and Johnston held preliminary discussions with representatives of Citi and an attorney of Dow Lohnes regarding a prospective Siliconix-style tender offer for the Shares not beneficially owned by Enterprises. Dow Lohnes and Citi presented a number of legal and financial considerations with respect to analyzing a proposal to purchase some or all of the publicly-held Shares.

On March 16, 2009, Hayes, Dyer, Schwartz, Merdek and an attorney of Dow Lohnes met with James C. Kennedy, Enterprises’ Chairman (“Kennedy”), in order to discuss and examine the benefits to Enterprises of a prospective tender offer. Also discussed were preliminary discussion materials delivered to Enterprises by Citi on March 16, 2009. The discussion materials included, among other things, historical trading information for the Shares, certain trading metrics, as well as a summary of potential additional cash flow and savings from Radio that had been identified by Enterprises (an estimated $3 million related to being a public company and $2 million of cost synergies offset by approximately $1 million in additional interest expense) if Radio were a wholly-owned subsidiary of Enterprises.

On March 22, 2009, the board of directors of Enterprises held a meeting at which representatives of Citi and Dow Lohnes participated. The members of Media’s board of directors also attended this meeting. Kennedy, Hayes, Dyer and Schwartz described the proposed transaction and business reasons supporting the transaction. As part of this presentation Schwartz explained that, in light of the continued decline in advertising revenue experienced by Radio in the first two months of 2009, as reflected in the February Forecast, Enterprises and Media senior management believed that the long range plan approved by the Radio board of directors in December 2008 no longer accurately reflects the prospects of Radio. Senior management believed that Radio’s prospects were better modeled using the growth expectations used for the long range plan and applying those rates to the February Forecast as a baseline, which resulted in the following revised projections:

	Total Revenue
	2009	2010	2011	2012	2013
	(In millions)

Original	$405	$415	$426	$438	$450
Revised	342	350	359	369	379
Year-over-year growth rate	—	2.4%	2.5%	2.8%	2.7%

	Operating Cash Flow
	2009	2010	2011	2012	2013
	(In millions)

Original	$119	$123	$127	$132	$137
Revised	74	76	79	82	85
Year-over-year growth rate	—	3.2%	3.5%	3.7%	4.0%

Citi then reviewed and discussed with the board of directors its financial analyses with respect to Radio. For more information regarding Citi’s financial analyses, see “Special Factors — Summary of Presentation by Citi to the Enterprises and Media Boards of Directors.” Dow Lohnes also reviewed a number of legal considerations with respect to a tender offer for all of Radio’s Class A common stock not otherwise owned by Media. After discussion and based on a review of numerous factors and considerations in consultation with its legal and financial advisors, the boards of directors of Enterprises and Media each unanimously approved the Offer and determined that the $3.80 price, net per Share, is fair to Radio’s stockholders who are unaffiliated with Enterprises and its subsidiaries. See “Special Factors — Position of Enterprises and Media Regarding the Fairness of the Offer.”

Following the meeting, Kennedy, Hayes and Schwartz telephoned the Radio board members who are not executive officers or directors of Enterprises and advised them of the Offer. Enterprises then sent by e-mail a letter to the members of the Radio board of directors describing the Offer. Among other things, the letter stated Enterprises’ expectation that a special committee of independent directors of Radio would be formed to evaluate the Offer. The letter also stated that Enterprises is not interested in selling its Shares and will not consider any strategic transaction involving Radio other than the Offer.

On the morning of March 23, 2009, Enterprises announced the Offer with a press release, and Enterprises filed an amendment to its Schedule 13D.

Position of Enterprises and Media Regarding the Fairness of the Offer

The rules of the Commission require us, Enterprises and Media, to express our belief to stockholders of Radio who are unaffiliated with Enterprises and its subsidiaries as to the fairness of the transaction.

Factors Supportive of Our Fairness Determination

We believe that the price to be paid in the Offer is fair to such stockholders. We base our belief on the following factors, each of which, in our judgment, supports our view as to the fairness of the transaction:

•	The Offer price represents a premium of approximately:

○	15.2% to the $3.30 closing price of the Shares on March 20, 2009, the last trading day prior to the date of the announcement of the Offer; and

○	21.8% to the $3.12 10-day volume-weighted average closing price of the Shares on March 20, 2009.

These premiums are comparable to the premiums offered in prior acquisitions of a minority interest.

•	The Offer price reflects the fact that we already own 78.4% of the outstanding shares of Radio’s common stock on a fully diluted basis and that our Radio holdings represents 97.2% of the voting power of such common stock. Accordingly, the Offer and any short-form merger do not involve a change of control. As a result, the Offer price should not be expected to, and does not, reflect a control premium.

•	Beginning in the fall of 2008, as a result of the continuing weakness of the economy, advertisers reduced their spending significantly, and those reductions had a substantial impact on advertising-supported businesses, including Radio. The decline in advertising spending has continued through the first quarter of 2009, and there can be no assurance that advertising spending will rebound in the near term.

•	Recent analysts’ research reports have expressed diminished expectations for Radio and comparable radio broadcast companies as a result of the effect of the continuing weakness of the economy on advertising-supported businesses.

•	Enterprises received from Radio a regular monthly update of actual results through February 2009 and an updated 2009 forecast. The February Forecast reflected a continued decline in Radio’s advertising revenue in excess of the decline forecasted in October 2008. See “The Tender Offer — Section 7 — Certain Information Concerning Radio — Summary of Radio’s Long Range Plan.” In our view, the changes in the economic environment, which has resulted in the deterioration in advertising spending, have fundamentally altered expectations of future cash flows and key valuation assumptions and estimates, resulting in decreased valuations for Radio and other radio companies relative to historical levels.

•	The analyses contained in the presentation provided by Citi to the Enterprises and Media boards of directors on March 22, 2009, which are described below, included an overview of premiums paid in selected transactions, an analysis of certain financial and stock market data for selected publicly-traded companies compared to similar information for Radio and a discounted free cash flow analysis with respect to Radio. The Citi presentation does not constitute a recommendation as to whether any holder of Shares should tender their Shares in the Offer, and a summary of the Citi presentation is set forth in this Offer to Purchase under “— Summary of Presentation by Citi to the Enterprises and Media Boards of Directors.” Citi was not asked to express an opinion with respect to the fairness, from a financial point of view, of the Offer price, and the Citi presentation does not constitute such an opinion.

•	We have long held our equity interest in Radio and have never sold any Shares. We are not interested in pursuing a sale of all or any portion of our interest in Radio and are long-term investors in the media industry. Accordingly, a transaction with us acquiring all of the equity interest in Radio or having Radio continue as a publicly-traded entity, with us remaining as a controlling stockholder, are the only practical alternatives currently available.

•	The Offer provides Radio’s stockholders the opportunity to receive the Offer price in cash expeditiously. If Radio were maintained as a publicly-traded entity, Radio stockholders only would be able to realize trading values for their Shares. The market for the Shares is less liquid relative to other NYSE-listed companies because of Radio’s relatively small public float. Radio’s average daily trading volume over the last 12 months is 277,000 Shares, which ranks Radio within the lowest quartile of NYSE-listed companies in terms of average daily trading volume. The Offer also provides the opportunity for Radio’s stockholders to sell their Shares without incurring brokerage and other costs typically associated with market sales.

•	The Offer price reflects the fact that we expect that the acquisition of the entire equity interest in Radio would generate annual pre-tax cost synergies and operating efficiencies of approximately $3.0 million to $5.0 million to us by reducing complexity and eliminating duplicative functions and public reporting requirements.

•	We are committed to developing media businesses, and as a private company can take a long-term perspective, which is especially valuable in the current economic environment. Given the economic challenges affecting the radio industry, we believe that private ownership offers advantages that will assist Radio in attaining its business objectives.

•	There are no unusual requirements or conditions to the Offer, and there is no financing condition to the Offer. Accordingly, the Offer can be consummated by us expeditiously to the benefit of the unaffiliated stockholders tendering their Shares.

In addition, we believe that the Offer is procedurally fair to stockholders of Radio who are unaffiliated with us, based on the following factors:

•	The Offer cannot be consummated unless a majority of the Shares held by unaffiliated stockholders are tendered.

-	The Offer is conditioned upon the tender of a majority of the outstanding Shares not owned by Enterprises, Media or our respective affiliates or the directors and executive officers of Enterprises, Media or Radio (other than directors of Radio that may constitute any special committee of independent directors formed to consider the Offer). This condition is not waivable.

-	We believe that this condition provides meaningful procedural protections for the unaffiliated stockholders.

•	Each of Radio’s unaffiliated stockholders will be able to decide voluntarily whether or not to tender Shares in the Offer.

•	In deciding whether to tender, we expect that unaffiliated stockholders will have the opportunity to consider the position of a special committee of Radio’s board of directors comprised of independent directors on the Offer as well as the reasons for its position.

-	We expect that Radio will form a special committee comprised of independent directors to consider the terms and conditions of the Offer. Within 10 business days after the commencement of the Offer, Radio is required to state its position, if any, on the Offer and the reasons for its position on the Offer in a Schedule 14D-9 filed with the Commission and mailed to stockholders.

-	We expect this special committee will be granted the authority to consider the terms and conditions of the Offer and recommend to Radio’s unaffiliated stockholders what action they should take, if any, with respect to the Offer.

•	Unaffiliated stockholders will have sufficient time to make a decision whether or not to tender.

-	The Offer will remain open for 20 business days, unless extended by us.

-	If we amend the Offer to include any material additional information, we will, if necessary to allow adequate dissemination and investor response, extend the Offer for a sufficient period to allow stockholders to consider the amended information.

•	If after the consummation of the Offer we own at least 90% of the outstanding Shares, including reaching this threshold by converting any or all of the shares of Radio’s Class B common stock held by us, we will cause Radio to consummate a short-form merger promptly in which all remaining stockholders will receive the same price per Share as was paid in the Offer, without interest.

•	If a short-form merger is consummated, stockholders who did not tender some or all of their respective Shares in the Offer may, at that time, decline to receive the merger consideration and will be entitled to receive the “fair value” of their untendered Shares, as determined by a court, by following the appraisal procedures under Delaware law. See “— Appraisal Rights.”

Factors Not Supportive of Our Fairness Determination

We also considered the following factors, each of which we considered negative in our considerations concerning the fairness of the terms of the transaction:

•	As to the Offer price, our financial interests are adverse to the financial interests of Radio’s stockholders unaffiliated with us. In addition, as described under “— Interests of Certain Persons in the Offer,” officers and directors of Radio (other than directors of Radio that may constitute any special committee of independent directors formed to consider the Offer) have actual or potential conflicts of interest in connection with the Offer and any subsequent merger.

•	The Shares have historically traded at higher trading price levels. The trading price of $2.90 reached on March 11, 2009 was the lowest price at which the Shares have ever traded since Radio’s initial public offering in 1996. From 1998 to September 2008, the Shares did not trade below $9.00 per Share. This trading price history suggests that many stockholders of Radio may have acquired their Shares at prices significantly higher than current trading levels.

•	As described in “Special Factors — Annual Appraisal for Compensatory Purposes,” we annually appraise the value of Enterprises and its component businesses as of the end of each year for purposes of executive officer compensation. The preliminary 2008 appraisal assumed a value for Shares held by stockholders other than Media was the 20-day average closing price at year end, or $6.09, as of December 31, 2008. However, since year end 2008, the economic environment has further deteriorated, and advertiser-supported businesses, like Radio, have been particularly adversely affected.

•	Any stockholder who tenders all its Shares in the Offer or has its Shares converted into cash in a subsequent merger would cease to participate in the future earnings or growth, if any, of Radio and would not benefit from increases, if any, in the value of Radio, including any increases due to a general economic recovery.

•	The sale of Shares in the Offer is generally taxable to the selling stockholders. See “The Tender Offer — Section 5 — Certain U.S. Federal Income Tax Considerations.”

•	If we do not own at least 90% of the outstanding Shares following the consummation of the Offer even after giving effect to the conversion of all of the shares of Radio’s Class B common stock held by us, there can be no assurance if or when a merger will occur or the terms of a merger.

Factors Not Considered

In reaching our conclusion as to fairness, we did not consider the liquidation value or net book value of Radio. The liquidation value was not considered because Radio is a viable going concern and we have no plans to liquidate Radio. Therefore, we believe that Radio’s liquidation value is irrelevant to a determination as to whether the Offer is fair to unaffiliated stockholders. Further, we did not consider net book value, which is an accounting concept, as a factor because we believe that net book value is not a material indicator of the value of Radio as a going concern but rather is indicative of historical costs. Radio’s net book value per Share as of December 31, 2008, calculated by dividing stockholders’ equity by the number of Shares outstanding, was $8.04.

We are not aware of any firm offers made by a third party to acquire Radio during the past two years and in any event have no intention of selling the Shares we own. Accordingly, third-party offers were not considered in reaching our conclusion as to fairness.

The foregoing discussion summarizes the material information and factors we considered, including factors that support as well as weigh against the Offer and is not intended to be exhaustive. In view of the variety of factors and the amount of information considered, we did not find it practicable to, and did not, make specific assessments of, quantify, or otherwise assign relative weights to these factors in reaching our conclusion. Our view as to the fairness of the transaction to unaffiliated stockholders of Radio should not be construed as a recommendation to any stockholder as to whether that stockholder should tender in the Offer.

Summary of Presentation by Citi to the Enterprises and Media Boards of Directors

Enterprises retained Citi to act as its exclusive financial advisor in connection with Enterprises’ review of a potential transaction with respect to the outstanding Shares not owned by Media. In connection with its engagement, on March 22, 2009, Citi provided an oral and written presentation to the Enterprises and Media boards of directors.

Citi did not prepare its March 22nd presentation for the purpose of recommending a fair or appropriate Offer price for the Shares not owned by Media. Citi was not asked to and has not delivered an opinion to the boards of directors of Enterprises or Media or to any affiliate of Enterprises as to the fairness, from a financial point of view, of the Offer price or otherwise in connection with the Offer.

A copy of Citi’s written presentation is attached as an exhibit to the Schedule TO filed with the Commission in connection with the Offer, and is incorporated herein by reference. The description of Citi’s presentation set forth below is qualified in its entirety by reference to such exhibit. The presentation may be examined, and copies may be obtained from, the Commission in the manner described in “The Tender Offer — Section 7 — Certain Information Concerning Radio — Additional Information.” Holders of Shares should read such presentation in its entirety.

In preparing its presentation, Citi, among other things, (i) held discussions with Enterprises’ and Media’s senior officers, directors and other representatives and advisors concerning the business, operations and prospects of Enterprises, Media and Radio; (ii) reviewed certain publicly available business and financial information relating to Radio; (iii) reviewed certain financial forecasts and other information and data relating to Radio, which were provided to Citi by Enterprises’ management; (iv) reviewed the financial terms of the Offer as set forth in this Offer to Purchase in relation to, among other things, current and historical market prices and trading volumes of the Shares, Radio’s historical and projected earnings and other operating data; (v) analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citi considered relevant in evaluating those of Radio; and (vi) reviewed, to the extent publicly available, the financial terms of other transactions which Citi considered relevant.

In preparing its presentation, Citi assumed and relied, without independent verification, on the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and on the assurances of Enterprises, Media and their respective managements and representatives that each of them were not aware of any relevant information that was omitted or remained undisclosed to Citi. With respect to financial forecasts and other information and data relating to Radio provided to or otherwise reviewed by or discussed with Citi, Citi was advised by Enterprises’ management, and Citi assumed, with Enterprises’ consent, that the forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of Enterprises’ management as to Radio’s future financial performance. Citi did not make, and it was not provided with, an independent evaluation or appraisal of any assets or liabilities, contingent or otherwise, of Enterprises, Media, Radio or any other person referred to in the presentation, and Citi did not make any physical inspection of Radio’s properties or assets. The presentation speaks only as of the date given, and Citi did not undertake to, and has no obligation to, update the information in the presentation.

The presentation was prepared by Citi and provided to the Enterprises and Media boards of directors for their information in connection with the Offer and is not intended and does not constitute a recommendation to any holder of Shares as to whether such holder of Shares should tender Shares in the Offer.

Citi’s presentation was necessarily based on information available to Citi, and financial, stock market and other conditions and circumstances existing and disclosed to Citi, as of the date of its presentation.

The summary of Citi’s financial analyses is not a complete description of the financial analyses performed by Citi, and the preparation of the presentation is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, a presentation of this nature is not readily susceptible to summary description. Citi believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the process underlying its analyses.

In its analyses, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its presentation, many of which are beyond Enterprises’, Media’s and/or Radio’s control. No company, business or transaction used as a comparison in those analyses is identical or directly comparable to Radio or the Offer, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

The estimates contained in Citi’s analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Citi’s analyses are inherently subject to substantial uncertainty.

The decision to commence the Offer was solely that of the Enterprises and Media boards of directors, and the type and amount of consideration payable in the Offer was determined by the Enterprises and Media boards of directors. Citi’s presentation was only one of many factors considered by such boards of directors and should not be viewed as determinative of the views of the boards of directors or management with respect to the Offer or the consideration payable in the Offer.

The following is a summary of the material financial analyses reviewed with the Enterprises and Media boards of directors on March 22, 2009. The financial analyses summarized below include information presented in tabular format. In order to fully understand Citi’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Citi’s financial analyses.

Research Analyst Views

Citi reviewed reports of seven research analysts found in publicly available equity research. The analysis indicated a per Share reference range for the Shares of $2.00 to $6.00.

Comparable Companies

Citi reviewed financial and stock market information of Radio and the following nine selected publicly traded radio companies, which are all of the publicly-traded English language radio companies:

Beasley Broadcast Group Inc.
Citadel Broadcasting Corporation
Emmis Communications Corporation
Cumulus Media Inc.
Radio One, Inc.
Entercom Communications Corp.
Regent Communications, Inc.
Salem Communications Corporation
Saga Communications Inc.

Citi calculated firm values of the selected companies as equity value plus debt, plus the value of preferred stock and minority interests, less the value of investments. Equity values were based on closing stock prices on March 20, 2009. Citi noted that each of the comparable companies was more leveraged than Radio and that the comparable companies’ publicly-traded debt traded at distressed levels. Citi noted that, as a result, the equity of each comparable company represented a relatively small portion of its firm value. Accordingly, Citi calculated firm values using both market value and book value of debt. Market value of debt was defined as book value of debt multiplied by the most recent trading price for each traded debt instrument or, for thinly traded debt, the market value was based on trading levels for similar tranches and/or the average bid price for the S&P/LSTA Leveraged Loan Index. Citi then reviewed these firm values as a multiple of each company’s 2009 estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”). Citi then applied a selected range of 2009 estimated EBITDA multiples of 4.0x to 6.0x (with respect to firm value calculations based on market value of debt) and of 8.5x to 9.5x (with respect to firm value calculations based on book value of debt) derived from the selected companies to (1) Wall Street consensus estimates of Radio’s 2009 EBITDA of $82 million and (2) Radio’s forecasted 2009 EBITDA of $69 million, based on the February Forecast, provided to Citi by Enterprises. See “The Tender Offer — Section 7 — Certain Information Concerning Radio — February Forecast.” Estimated 2009 EBITDA of the selected companies was based on publicly available research analysts’ estimates.

Using Wall Street consensus estimates of Radio’s 2009 estimated EBITDA, this analysis indicated an implied per Share equity value reference range for Radio of $3.75 to $4.78 with respect to firm value based on book value of debt and of $0.00 to $1.41 with respect to firm value based on market value of debt. Using Radio’s forecasted 2009 EBITDA, this analysis indicated an implied per Share equity value reference range for Radio of $2.35 to $3.22 with respect to firm value based on book value of debt and of $0.00 to $0.43 with respect to firm value based on market value of debt. To the extent Citi’s analysis resulted in negative implied equity values, they were not reflected in the Citi presentation.

Discounted Cash Flow Analysis

Citi performed a discounted cash flow analysis to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Radio could generate for calendar years 2009 through 2013 and in perpetuity. For purposes of this analysis, Citi used (i) Radio 2009 forecasted results based on the February Forecast, (ii) 2010-2013 Radio projections derived by applying growth rates from the Radio Long Range Plan to Radio’s 2009 forecast reflected in the February Forecast and (iii) 2010-2013 capital expenditures (excluding signal upgrades), depreciation and amortization, and book/tax differential from the Radio Long Range Plan, in each case provided to Citi by Enterprises. See “The Tender Offer — Section 7 — Certain Information Concerning Radio — Summary of Radio’s Long Range Plan” and “The Tender Offer — Section 7 — Certain Information Concerning Radio — February Forecast.” Estimated terminal values for Radio were calculated by applying a perpetuity growth rate range of 0.00% to 3.00% to Radio’s 2013 adjusted projected unlevered free cash flow. The cash flows and terminal values were then discounted to present value as of December 31, 2008 using discount rates ranging from 8.0% to 10.0%, which range was derived utilizing a weighted average cost of capital analysis based on certain financial metrics, taking into account market volatility for Radio and selected other radio companies. This analysis indicated an implied per share equity value reference range for Radio of $2.23 to $3.98.

Illustrative Premiums

Citi reviewed premiums initially offered and actually paid in the following six transactions:

Acquiror	Target

IYG Holding	7-Eleven Inc.
Novartis AG	Eon Labs Inc.
General William Lyon	William Lyon Homes
Danisco A/S	Genencor International
Erie Indemnity	Erie Family Life Insurance
Boston Scientific Corp.	Rubicon Medical Corp.

Citi calculated the implied premiums offered in all-cash tender offers for minority interests valued between $50 million and $3.0 billion since January 1, 2004, based on the target company’s closing price per share one day and one month prior to the initial announcement of the offer (or, in the event that there were public reports prior to announcement of the offer, the unaffected share price). Citi then applied a range of illustrative premiums of 15% to 35% to the closing per Share price of $3.30 on March 20, 2009. This analysis indicated an implied per share reference range of $3.80 to $4.46.

Stock Trading History and Implied Premiums

Citi considered the Offer price of $3.80 per Share and calculated the implied premiums represented relative to (a) the closing price of the Shares on March 20, 2009; (b) the volume-weighted average price (“VWAP”) for the 10-day period ended on March 20, 2009; (c) the VWAP for the one-month period ended on March 20, 2009; (d) the VWAP for the three-month period ended on March 20, 2009; (e) the high closing price for the 52-week period ended on March 20, 2009 and (f) the low closing price for the 52-week period ended on March 20, 2009. The results of this analysis are set forth below:

Implied Premium at
$3.80 per Share

March 20, 2009	15.2%
10-Day VWAP as of March 20, 2009	21.8%
One-Month VWAP as of March 20, 2009	(6.5)%
Three-Month VWAP as of March 20, 2009	(21.2)%
52-Week High as of March 20, 2009	(70.9)%
52-Week Low as of March 20, 2009	26.2%

Miscellaneous

Under the terms of Citi’s engagement, Enterprises has agreed to pay a fee to Citi for its financial advisory services. See “The Tender Offer — Section 11 — Fees and Expenses.”

Citi and its affiliates in the past have provided, and currently provide, services to Enterprises and its affiliates (including Radio) unrelated to the Offer, for which services Citi and such affiliates have received and expect to receive compensation, including, without limitation, (i) having acted as joint book-runner for Cox Communications in its issuance of $600 million principal amount of 9.375% notes due 2019 in December 2008 and its issuance of $750 million principal amount of 6.25% notes due 2018 and $250 million principal amount of 6.95% notes due 2038 in June 2008 and as initial purchaser in its issuance $1.25 billion principal amount of 8.375% notes due 2039 in February 2009, (ii) advising Enterprises in connection with the potential sale of its newspapers in Texas, North Carolina and Colorado announced in August 2008, (iii) having participated in Manheim’s MAFS subsidiary’s $625 million securitization facility and (iv) having provided and continuing to provide general financial and brokerage services to Enterprises and its affiliates, including foreign exchange, cash management and other transaction services. In addition, Citibank, N.A. is a lender to Enterprises, Cox Communications and Radio under their respective revolving credit facilities. In the ordinary course of Citi’s business, Citi and its affiliates may actively trade or hold the securities of Radio for its own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Enterprises and its affiliates.

Annual Appraisal for Compensatory Purposes

Since 1968, as part of its executive officer compensation package, Enterprises has provided incentive compensation awards based on the appreciation, if any, from year to year in its businesses and investments. Each year since 1968, Enterprises has obtained appraisals from two or more independent appraisal firms and has used the average of these appraisals to determine the change in value of Enterprises from year to year. These appraisals have been done solely for purposes related to executive officer compensation, and, by their terms, may be relied on solely by Enterprises for such purposes. Radio is one of the businesses that is a component of the overall value of Enterprises for purposes of calculating executive officer compensation, although Radio executives do not currently participate in this compensation plan. Since 1976, John Morton has been engaged in the Enterprises appraisal in either an independent consultant capacity or in association with Richard Sleavin, LTD. Bond & Pecaro, Inc. has served as one of the appraisal firms since 1991. Beginning in 2007, Enterprises also engaged Duff & Phelps to assist with the 2007 appraisal of Enterprises. Each appraisal firm was initially engaged by Enterprises on the basis of such firm’s service for Enterprises on other appraisal projects. Enterprises has continued to engage each firm in connection with Enterprises’ incentive compensation awards because of such firms’ familiarity with Enterprises’ businesses and investments and Enterprises’ incentive compensation plans.

In preparing its appraisal of Enterprises, Bond & Pecaro reviewed publicly available information related to the radio industry as well as data provided by Enterprises, consisting primarily of projections and unaudited financial statements. Bond & Pecaro analysts assessed the value of Radio’s common stock and other Enterprises assets based upon the income and resale potential of the businesses, tempered by consideration of recent comparable sales and then-current marketplace conditions.

In preparing his appraisal of Enterprises, Mr. Morton analyzed the history of Radio, the economic outlook for the U.S. economy generally and the radio industry, book value and the financial condition of Radio, goodwill and other intangibles, the demographic and retail sales characteristics of each of Radio’s radio station markets, prices paid for broadcast properties in the private mergers and acquisitions market, as well as the stock prices of Radio and other publicly-traded radio companies.

In preparing its appraisal of Enterprises, Duff & Phelps reviewed publicly available information related to the radio industry, as well as data provided by Enterprises, consisting primarily of projections and unaudited financial statements. Duff & Phelps analysts assessed the value of Radio’s common stock and other Enterprises assets based upon the income and resale potential of the businesses, tempered by consideration of recent comparable sales and then-current market conditions.

For purposes of assessing the value of the minority interest in Radio, Bond & Pecaro, Mr. Morton and Duff & Phelps calculated the per Share value of Radio stock held by Radio’s stockholders other than us as of December 31, 2007 as $11.78, based on the average of the closing price for Radio stock on the last 20 trading days of 2007. The private market value ascribed by Bond & Pecaro for Enterprises’ stake in Radio as of December 31, 2007 was approximately $1.8 billion on a marketable, controlling basis. The private market value ascribed by Mr. Morton for Enterprises’ stake in Radio as of December 31, 2007 was approximately $2.1 billion on a marketable, controlling basis. The private market value ascribed by Duff & Phelps for Enterprises’ stake in Radio as of December 31, 2007 was approximately $2.0 billion on a marketable, controlling basis.

For the appraisal as of December 31, 2008, Enterprises has engaged Bond & Pecaro and Duff & Phelps, although the appraisals for 2008 have yet to be completed. However, for purposes of assessing the value of the minority interest in Radio, Bond & Pecaro and Duff & Phelps have calculated the per Share value of Radio stock held by Radio’s stockholders other than us as of December 31, 2008 as $6.09, based on the average of the closing price for Radio stock on the last 20 trading days of 2008. The preliminary private market value ascribed by Bond & Pecaro for Enterprises’ stake in Radio as of December 31, 2008 currently is approximately $555 million on a marketable, controlling basis. The preliminary private market value ascribed by Duff & Phelps for Enterprises’ stake in Radio as of December 31, 2008 currently is approximately $905 million on a marketable, controlling basis.

Neither Enterprises nor any of its affiliates, including Radio, had any material relationship with either Bond & Pecaro, Mr. Morton or Duff & Phelps, and no such relationship was mutually understood to be contemplated. Bond & Pecaro does provide appraisal and valuation services to Radio from time to time in connection with tax and accounting matters, and Bond & Pecaro receives customary compensation for such services. There were no limitations imposed by Enterprises or its affiliates on the scope of the review by these appraisal firms.

Enterprises did not commission these appraisals in connection with the Offer, and the appraisals are not related to the Offer in any way. The Enterprises officers who worked on the Offer were aware of these appraisals and had reviewed them in 2008 as part of the routine executive compensation and incentive award determination process. See “— Background of this Offer.” However, since the sole purpose of the appraisals was to evaluate year-over-year changes in the value of Enterprises and its holdings, the Enterprises officers who worked on the Offer did not consider these appraisals or deem them relevant in connection with the determination of fair consideration to be paid in the Offer.

For a description of Enterprises’ position regarding fairness of the consideration to be paid to Radio’s stockholders pursuant to the Offer, refer to “— Position of Enterprises and Media Regarding the Fairness of the Offer.” A copy of the portion of each appraisal described above that pertains to Radio is available for inspection and copying during normal business hours at Enterprises’ corporate headquarters at 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328. Interested Radio stockholders should submit a written request that demonstrates ownership of Shares, provides a proposed time and date for such inspection and contact information. An authorized Enterprises representative will contact bona fide Radio stockholders making such a request to either confirm their inspection date and time or arrange for a mutually convenient time and/or date. Requests should be submitted to: Cox Enterprises, Inc., 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328, Attention: Corporate Secretary.

SFAS No. 142 Appraisals

Enterprises regularly receives a variety of nonpublic financial, operating and other information from Radio in the ordinary course of business. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, Radio annually conducts an impairment test as of December 31st of each year or more often if circumstances warrant. To assist with its year-end 2008 impairment test, Radio engaged Bond & Pecaro to provide valuation reports with respect to its Federal

Communications Commission (“FCC”) licenses and the fair market value of its radio stations. Radio provided us with the valuation reports prepared by Bond & Pecaro as of December 31, 2008 in the ordinary course.

In preparing its valuation reports, Bond & Pecaro, among other things: (i) reviewed certain historical business, financial, and other information that was publicly available or furnished to it by Radio; (ii) reviewed certain financial forecasts and other data provided to it by Radio; and (iii) conducted discussions with members of Radio’s management with respect to the business prospects and financial forecasts of Radio.

Copies of the valuation reports by Bond & Pecaro described here are available for inspection and copying during normal business hours at Enterprises corporate headquarters at 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328. Interested Radio stockholders should submit a written request that demonstrates ownership of Shares, provides a proposed time and date for such inspection and contact information. An authorized Enterprises representative will contact bona fide Radio stockholders making such a request to either confirm their inspection date and time or arrange for a mutually convenient time and/or date. Requests should be submitted to: Cox Enterprises, Inc., 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328, Attention: Corporate Secretary.

Fair Market Valuation of FCC Licenses

For purposes of assisting Radio’s management in its testing for any impairment in Radio’s FCC licenses, Bond & Pecaro prepared a valuation report with respect to the FCC licenses in each of Radio’s markets. Using discounted cash flow methodology, Bond & Pecaro estimated the aggregate fair market value of Radio’s FCC licenses within each market cluster. Bond & Pecaro determined the aggregate fair market value of Radio’s FCC licenses to be approximately $967.6 million at December 31, 2008.

Fair Market Valuation of Radio Station Market Clusters

For purposes of assisting Radio’s management in its testing for any impairment in the goodwill of Radio’s radio stations, Bond & Pecaro prepared a valuation report with respect to the radio stations by market cluster. Using discounted cash flow methodology, Bond & Pecaro estimated the aggregate fair market value of Radio’s radio stations within each market cluster. Bond & Pecaro determined the aggregate fair market value of Radio’s radio stations to be approximately $1.2 billion at December 31, 2008. This valuation is not adjusted for the $400.1 million of borrowings outstanding under Radio’s revolving credit facility at year-end.

Using a comparable sales methodology, Bond & Pecaro also determined multiples of operating cash flow derived from market transactions in order to corroborate the estimated values derived from its discounted cash flow analysis. In light of the current market conditions and the limited number of comparable sales of radio stations in 2008 relative to prior years, Bond & Pecaro examined a long-term history of cash flow multiples for radio station transactions and determined an aggregate enterprise value of approximately $1.2 billion for Radio’s radio stations, and using forecasted 2008 aggregate cash flow as of October 2008 of $149.8 million, Bond & Pecaro arrived at a multiple of 7.7x, which it determined to be typically below the range of multiples paid by purchasers of individual broadcast properties. This valuation is not adjusted for the $400.1 million of borrowings outstanding under Radio’s revolving credit facility at year-end.

Purpose and Structure of the Offer; Our Reasons for the Offer

We are offering to purchase all of the Shares not otherwise owned by us at $3.80 per Share, net to the seller in cash without interest. The purpose of the Offer is to acquire as many of the publicly-held Shares as possible as a first step in acquiring the entire equity interest in Radio. If after the consummation of the Offer we own at least 90% of the outstanding Shares, including reaching this threshold by converting some or all of the shares of Radio’s Class B common stock held by us, we will cause Radio to consummate a short-form merger. Under Delaware law, if we own at least 90% of the outstanding Shares, we would be able to effect a “short-form” merger without a vote of, or prior notice to, Radio’s board of directors or Radio’s stockholders. In the short-form merger, all remaining stockholders other than us will receive the same price per Share as was paid in the Offer, without interest, and we will merge Radio with a wholly-owned subsidiary that we will form for the specific purpose of the merger and Radio will be the surviving corporation.

We did not consider structural alternatives to the Offer. In determining to structure the transaction, we particularly considered the following:

•	A tender offer would permit us to acquire the remaining interest in Radio that we do not already own on an expeditious basis and provide Radio’s public stockholders with a prompt opportunity to receive cash in exchange for their Shares.

•	A tender offer followed by a short-form merger is a common means of effecting an acquisition.

•	If the short-form merger occurs, stockholders who do not tender their Shares in the Offer and who otherwise comply with applicable requirements may decline the merger consideration and exercise appraisal rights in connection with the short-form merger under Delaware law.

Enterprises decided to pursue the Offer for a number of related reasons. First, we believe that full ownership of Radio would allow us to fully realize cost synergies and to improve operational efficiencies by reducing complexity, eliminating duplication and increasing scale across our media properties. Effective January 1, 2009, Enterprises grouped its media properties — newspapers and other publications, television stations and its interest in Radio — under us. This restructuring has resulted in significant savings from cost synergies and operational efficiencies across Enterprises’ media properties. However, as Radio is not entirely owned by us, certain cost synergies and operational efficiencies with respect to Radio cannot fully be realized by us and Radio. We further believe that full ownership will allow for sharing of technologies, assets, capabilities, knowledge and expertise across our media businesses that, over time, will enhance innovation, flexibility and the combined organization’s ability to exploit opportunities as they arise, particularly in the difficult current economic environment.

Second, executives at Enterprises have from time to time when undergoing a strategic review of Enterprises and its businesses considered acquiring the equity interest in Radio that we do not own in order to, among other things, potentially make Radio’s cash flow available to Enterprises. Radio’s net cash flow from operating activities was $104.4 million and $122.5 million for the years ended December 31, 2008 and 2007, respectively. The cash generated by Radio’s operations is not freely available for Enterprises’ use because Radio is not wholly owned by Enterprises. The difficult current economic environment is severely impacting Enterprises’ media properties as a whole, and access to Radio’s cash flow as well as cost savings expected to be realized by fully integrating Radio into Enterprises’ other media properties would be a significant benefit to Enterprises.

Third, the current environment of the capital markets makes the Offer viable at this time. Interest rates are at historical lows at a time when Enterprises has sufficient cash on hand and availability under its revolving credit facility. Under these circumstances, the consolidated balance sheet and projected cash flows of Enterprises and its subsidiaries (including the balance sheet and projected cash flows of Radio) are sufficient to service the additional indebtedness incurred under our revolving credit facility to finance the transaction and to repay that indebtedness within a period of time acceptable to Enterprises.

Fourth, as a privately-held company, Radio will be relieved of many of the burdens and constraints imposed on public companies. Most importantly, Radio and its management will be able to focus on long-term operational and growth objectives rather than meeting the short-term results expectations of the public equity markets and the investment community. As a privately-held company, Radio will no longer have the competitive disadvantage of being obligated to publicly disclose its business strategies and, in consideration of the difficult current economic environment, will be better and more efficiently positioned to take advantage of opportunities for future growth. Moreover, by eliminating publicly-held equity, Radio will be able to reduce its regulatory and compliance costs and expenses.

Fifth, Enterprises noted that Radio’s currently-forecasted 4.9x leverage ratio as of year end 2009 would be close to exceeding the 5.0x covenant limitation in Radio’s revolving credit facility. In light of current market conditions, any breach would require negotiations with Radio’s lenders and likely result in an amendment to the credit facility or the need to request a waiver under the credit facility, the payment of amendment or waiver fees and an increase in the interest rate paid by Radio, as well as a potential reduction in the size of Radio’s credit facility. Enterprises concluded that, if macroeconomic conditions, particularly with respect to advertising-supported businesses like Radio, continued to deteriorate, then Enterprises might have to consider additional action to support Radio, which could be dilutive to, or otherwise viewed as unfavorable by, the public stockholders of Radio.

Finally, the decline in the trading prices of stock of all companies in the broadcast television, newspaper and radio sectors over the past year, including the Shares, reflects adverse industry trends, most notably the disproportionate impact to advertising-supported industries of the current economic environment. These sectors continue to be re-rated downward by market and research analysts. Because there is no evidence of a catalyst to drive stock prices back up to previous levels, we have no reason to believe that the current negative market sentiment toward radio station companies will reverse in the foreseeable future.

Plans for Radio After the Offer; Certain Effects of the Offer

Shares acquired by us pursuant to the Offer will be cancelled and returned to the status of authorized but unissued stock, and such stock will be available for issuance by Radio without further stockholder action, except as required by applicable law or the rules of the NYSE or any other securities exchange on which the Shares are then listed.

If following the consummation of the Offer we own at least 90% of the outstanding Shares, we will cause Radio to consummate, as soon as reasonably practicable, a short-form merger in which all outstanding Shares not owned by us will be converted into the right to receive cash in an amount equal to the price per Share paid in the Offer, without interest. If following the consummation of the Offer, the Shares tendered in the Offer do not provide us with at least 90% of the outstanding Shares, we will convert our shares of Class B common stock to the extent that, after giving effect to such conversion, we would own in the aggregate at least 90% of the outstanding Shares, and to consummate such short-form merger as soon as reasonably practicable thereafter.

If following the consummation of the Offer we do not own at least 90% of the outstanding Shares even after giving effect to the conversion of all of the shares of Radio’s Class B common stock held by us, we will review our options and may, among other things:

•	not take any action at that time, including not purchasing any additional Shares, in which case the remaining public stockholders of Radio would receive no cash for their Shares and would bear the risk of trading price fluctuations;

•	purchase Shares in the open market or privately-negotiated transactions (including to acquire at least 90% of the outstanding Shares so that we could consummate a short-form merger under Delaware law), and such purchases would be made at either market prices at the time of purchase or privately-negotiated prices, respectively, which may be higher or lower than or the same as the Offer price;

•	make a new tender offer; and/or

•	consummate a merger or other business combination with Radio, subject to compliance with Delaware law.

Following the purchase of Shares pursuant to the Offer, but before a merger is consummated, Radio will continue as a publicly reporting company. If a merger takes place, Radio will no longer have any publicly-traded equity securities outstanding and we intend to promptly cause Radio to terminate its public reporting obligations with the Commission once the requirements for terminating such obligations are satisfied. If a merger is undertaken, stockholders at that time will be entitled to petition the Delaware Chancery Court to receive the “fair value” of their Shares, as determined by such court, by following the appraisal procedures under Delaware law.

Except as otherwise described in this Offer to Purchase, we have no current plans, proposals or negotiations which relate to or would result in: (i) an extraordinary corporate transaction, such as a merger (other than the short-form merger described above), reorganization or liquidation involving Radio; (ii) any purchase, sale or transfer of a material amount of assets of Radio; (iii) any material change in Radio’s present dividend rate or policy; (iv) any change in Radio’s board of directors or management; or (v) any other material change in Radio’s corporate structure or business (other than changes to integrate Radio with Media in the event of a short-form merger).

In connection with the Offer and in addition to the current restructuring of Enterprises’ other media properties, Enterprises expects to review Radio and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following a merger in order to best organize and integrate the activities of Radio and Enterprises’ other media properties, including evaluating the current slate of directors on Radio’s board of directors in light of the termination of any director independence requirements once Radio becomes a wholly-owned subsidiary. Enterprises expressly reserves the right to make any such changes that it deems necessary or appropriate in light of its review or in light of future developments. In addition, Enterprises and Radio regularly review acquisition opportunities in the mass communications industry and may pursue such opportunities when appropriate. We currently intend for Radio to maintain its revolving credit facility and a separate credit rating.

As a result of the Offer, the direct and indirect interest of Enterprises in Radio’s net book value and net earnings will increase to the extent of the number of Shares acquired under the Offer. Following consummation of a merger, Enterprises’ indirect interest in such items will increase to 100%, and Enterprises and its subsidiaries will be entitled to all benefits resulting from that interest, including all cash flow generated by Radio’s operations and any future increase in Radio’s value. Similarly, Enterprises will also bear the risk of losses generated by Radio’s operations and any decrease in the value of Radio after a merger. Upon consummation of a merger, Radio will become a privately-held corporation. Accordingly, former stockholders of Radio will not have the opportunity to participate in the earnings and growth of Radio after a merger and will not have any right to vote on corporate matters. Similarly, former stockholders of Radio will not face the risk of losses generated by Radio’s operations or decline in the value of Radio after a merger. However, certain officers, directors and employees of Radio hold stock options with an exercise price which exceeds the Offer price. Such option holders will retain these “underwater” options following any merger and will, therefore, have the opportunity to participate in the earnings and growth of Radio. Upon the completion of a merger, Enterprises’ interest in Radio would increase from 78.4% on a fully-diluted basis to 100%. Based on Radio’s results for the fiscal year ended December 31, 2008 and assuming completion of the merger as of December 31, 2008, this increase would result in Enterprises’ beneficial interest in Radio’s net book value and net losses increasing by approximately $140 million and $87 million, respectively.

Enterprises believes that the employees of Radio are important to the business and operations of Radio, and Enterprises plans to work with management of Radio to minimize disruption to Radio’s workforce.

Conduct of Radio’s Business if the Offer Is Not Completed

If the Offer is not completed because the majority of the minority condition or another condition is not satisfied or waived, we expect that Radio’s current management will continue to operate Radio’s business substantially as presently operated. However, we anticipate that if the Offer is not completed, Enterprises will reevaluate the capital structure and capital management policies of Radio. In particular, Enterprises may consider:

•	not taking any action at that time, including not purchasing any Shares, in which case the public stockholders of Radio would receive no cash for their Shares (except through sales in the open market) and would bear the risk that the trading price per Share could decline to a price that is less than the Offer price;

•	purchasing Shares in the open market or privately-negotiated transactions (including to acquire at least 90% of the outstanding Shares so that we could consummate a “short-form” merger under Delaware law), and such purchases would be made at either market prices at the time of purchase or privately-negotiated prices respectively, which may be higher or lower than or the same as the Offer price;

•	making a new tender offer; and/or

•	consummating a merger or other business combination with Radio, subject to compliance with Delaware law.

If Enterprises were to pursue any of these alternatives, it might take considerably longer for the public stockholders of Radio to receive any consideration for their Shares (other than through sales in the open market) than if they had tendered their Shares in the Offer. Any such transaction may result in proceeds per Share to the public stockholders of Radio that are more or less than or the same as the Offer price.

Appraisal Rights; Rule 13e-3

Under Delaware law, holders of Shares do not have appraisal rights in connection with the Offer. However, if a short-form merger is consummated under Delaware law, each holder of Shares who (a) does not tender his or her Shares in the Offer and holds Shares at the merger closing, (b) does not wish to accept the merger consideration, and (c) complies with the procedures provided for in Section 262 of the Delaware General Corporation Law (“Section 262”) will be entitled to have such holder’s Shares appraised by the Delaware Court of Chancery and to receive a payment in cash of the “fair value” of those Shares as determined by the court. A judge will only determine the fair value of the Shares if at least one holder properly perfects appraisal rights, files an appraisal action, and litigates the case in court. Since holders of Shares do not have appraisal rights in connection with the Offer, no demand for appraisal under Section 262 can be made at this time.

The following summarizes provisions of Section 262 regarding appraisal rights that would be applicable in connection with a merger. This discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by the full text of Section 262, which is attached as Schedule C to this Offer to Purchase.

All references in Section 262 to a “stockholder,” and in this summary to a “stockholder” or to a “holder,” are to the record holder of the Shares as to which appraisal rights are asserted. A person having a beneficial interest in shares of Company common stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow properly the steps summarized below in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise their appraisal rights.

Notification of Merger’s Closing

Within 10 days after the closing of a short-form merger under Delaware law, Radio will notify the record holders of Shares (as of the closing date) of the consummation of the merger and of the availability of and procedure for demanding appraisal rights, and will include in such notification a copy of Section 262.

Electing Appraisal Rights

To exercise appraisal rights, the record holder of Radio’s common stock must, within 20 days after the date Radio mails the notice referred to in the prior paragraph, deliver a written demand for appraisal to Radio. This demand must reasonably inform Radio of the identity of the holder of record and that the stockholder demands appraisal of his, her or its Shares. A demand for appraisal must be delivered to: Cox Radio, Inc., 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328, Attn: Corporate Secretary.

Only Record Holders May Demand Appraisal Rights

Only a record holder of Shares is entitled to demand appraisal rights for the Shares in that holder’s name. The demand must be executed by or for the record holder, fully and correctly, as the holder’s name appears on the holder’s stock certificates.

•	If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be executed in that capacity.

•	If Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all owners.

•	An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. The agent must identify the owner or owners of record and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the owner or owners of record.

•	A holder of record, such as a broker, who holds Shares as nominee for a beneficial owner, may exercise a holder’s right of appraisal with respect to Shares held for all or less than all of those beneficial owners’ interest. In that case, the written demand should set forth the number of Shares covered by the demand. If no number of Shares is expressly mentioned, the demand will be presumed to cover all Shares standing in the name of the record holder. Radio stockholders who hold their Shares in brokerage accounts or through any other nominee and wish to exercise appraisal rights should consult their brokers or other nominees to determine the procedures they must follow in order for their brokers and other nominees to exercise appraisal rights in respect of their Shares.

Court Petition Must Be Filed

Within 120 days after the effective date of the merger, Radio or any stockholder who has satisfied the foregoing conditions may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares. A person who is the beneficial holder of Shares and who made a timely and proper demand may commence an appraisal proceeding by filing a petition in such person’s own name. Radio will not have any obligation to file such a petition. Stockholders seeking to exercise appraisal rights should initiate all necessary action to perfect their rights within the time periods prescribed by Delaware law and in the manner prescribed in Section 262.

Within 120 days after the effective date of the merger, any stockholder who has complied with the requirements under Section 262 for exercise of appraisal rights may make a written request to receive from Radio a statement of the total number of Shares with respect to which demands for appraisal have been received and the total number of holders of these Shares. Radio will be required to mail these statements within 10 days after it receives a written request or within 10 days after the expiration of the period for delivery of written demands for appraisal, whichever is later. A person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from Radio the statement described in this paragraph.

Appraisal Proceeding by Delaware Court

A stockholder timely filing a petition for appraisal with the Delaware Court of Chancery must deliver a copy to Radio, and Radio will then be obligated within 20 days to file with the Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to those stockholders, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine which stockholders are entitled to appraisal rights. The Delaware Court of Chancery may require stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and if any stockholder fails to comply with the requirement, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After the Delaware Court of Chancery determines the holders of Shares entitled to appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. The court will appraise the Shares owned by the stockholders and determine their fair value, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. The court may determine the costs of the appraisal proceeding, which do not include attorneys’ or experts’ fees, and allocate them to the parties as the court determines to be equitable under the circumstances. Upon application of a dissenting stockholder, the court may also order that all or a portion of any stockholder’s expenses incurred in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged, on a pro rata basis, against the value of all of Radio’s common stock entitled to appraisal.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered applicable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of the merger and which throw any light on future prospects of the merged corporation.” In Weinberger, the Delaware Supreme Court stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” However, Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In a short-form merger, appraisal is a dissenter’s sole remedy under Delaware law. The value determined by the court for the Shares could be more than, less than or the same as the merger consideration, but the form of the consideration payable as a result of the appraisal proceeding would be cash.

Loss, Waiver or Withdrawal of Appraisal Rights

Any Radio stockholder who has duly demanded an appraisal in compliance with Section 262 will not, after the effective date of the merger, be entitled to vote the shares subject to that demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of shares as of a record date before the effective date of the merger); however, if no petition for appraisal is filed within 120 days after the effective date of the merger, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the merger within 60 days after the effective date of the merger, then the right of that stockholder to appraisal will cease. Further, any such attempt to withdraw made more than 60 days after the effective date of the merger will require Radio’s written approval. If appraisal rights are not perfected or a demand for appraisal rights is timely withdrawn, a stockholder will be entitled to receive the merger consideration, without interest.

Dismissal of Appraisal Proceeding

No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw its demand for appraisal and accept the merger consideration offered pursuant to the merger agreement within 60 days after the effective date of the merger. If Radio does not approve a stockholder’s request to withdraw a demand for appraisal when that approval is required or, except with respect to a stockholder that withdraws its right to appraisal in accordance with the proviso in the immediately preceding sentence, if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder would be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be more than, the same as or less than the value of the consideration being offered pursuant to the merger agreement.

Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL may result in the loss of a stockholder’s statutory appraisal rights (in which event, a former holder of Shares will be entitled to receive the merger consideration in accordance with the terms of the merger). Any stockholder who considers demanding appraisal is advised to consult legal counsel.

Stockholders who tender Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but, rather, will receive the price paid in the Offer therefor.

Rule 13e-3

Because Enterprises and Media are affiliates of Radio, the transactions contemplated herein constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning Radio and certain information relating to the fairness of the Offer, any subsequent merger that may be effected following the consummation of the Offer and the consideration offered to minority stockholders be filed with the Commission and disclosed to minority stockholders prior to consummation of the Offer and such merger. We have provided such information in this Offer to Purchase and a tender offer statement on Schedule TO and the exhibits thereto filed with the Commission.

Security Ownership of Certain Beneficial Owners

The following table provides information as of March 17, 2009 with respect to the Shares beneficially owned by (i) each of the directors and executive officers of Enterprises, Media and, to the knowledge of Enterprises and Media, Radio and (ii) each person known by us to own more than 5% of the outstanding Shares. Beneficial ownership in this table is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, Shares subject to options held by that person that are currently exercisable or will become exercisable within 60 days after March 17, 2009, are deemed beneficially owned and shown in the table, while such Shares are not deemed outstanding for purposes of computing percentage ownership of any other person. In addition, with respect to Enterprises, because Class B common stock may be voluntarily converted into Class A common stock on a share-for-share basis, ownership of each share of Class B common stock also represents beneficial ownership of a Share.

	Amount of Class A		Percent of Class A
Name of Beneficial Owner	Common Stock		Common Stock†

Cox Enterprises, Inc.(a)(b)	62,324,970		78.4%
Directors of Enterprises:
Anne Cox Chambers	—		—
James C. Kennedy	226,876	(h)	*
G. Dennis Berry	3,624	(i)	*
Jimmy W. Hayes	600		*
David E. Easterly	—		—
Robert C. O’Leary	4,500		*
Arthur M. Blank	—		—
Thomas O. Cordy	—		—
Janet M. Clarke	—		—
Taylor S. Glover	—		—
Officers of Enterprises:
John M. Dyer	—		—
Robert R. Brand	—		—
David J. Head	750		*
R. Dale Hughes	—		—
Marybeth N. Leamer	—		—
Joab M. Lesesne, III	—		—
Richard J. Jacobson	—		—
Michael J. Mannheimer	—		—
J.P. Matzigkeit	—		—

	Amount of Class A		Percent of Class A
Name of Beneficial Owner	Common Stock		Common Stock†

Andrew A. Merdek	—		—
Gregory B. Morrison	—		—
Robert N. Redella	—		—
Alex R. Stickney, Jr.	—		—
Roberto I. Jimenez	—		—
Alexandra M. Wilson	—		—
Susan W. Coker	—		—
J. Lacey Lewis	—		—
Maria L. Friedman	—		—
Directors of Media:
Neil O. Johnston	139,357	(j)	*
Sanford H. Schwartz	—		—
Officers of Media:
Bruce R. Baker	—		—
Sterling E. Davis	—		—
Jane M. Williams	—		—
Deborah A. Thomas	—		—
Douglas E. Franklin	—		—
Directors of Radio:
Juanita P. Baranco	5,957		*
Nick W. Evans, Jr.	2,769		*
Marc W. Morgan	395,388	(k)	1.9%
Nicholas D. Trigony	10,419		*
Robert F. Neil	774,856	(l)	3.6%
Officers of Radio:
Charles L. Odom	22,559	(m)	*
Richard A. Reis	334,225	(n)	1.6%
Other:
Buckhead Capital Management LLC(c)	3,258,252		15.7%
Dimensional Fund Advisors LP(d)	2,560,839		12.3%
Barclays Global Investors, NA(e)	1,346,743		6.5%
TowerView LLC(f)	1,135,000		5.5%
The Vanguard Group, Inc.(g)	996,339		4.8%

†	On the basis of 20,759,670 Shares outstanding as of March 17, 2009.

*	Less than 1%.

(a)	All the shares of common stock of Radio that are beneficially owned by Enterprises are held of record by Media, which holds 3,591,954 Shares and 58,733,016 shares of Radio’s Class B common stock, which is convertible into Shares on a one-for-one basis. Media is an indirect, wholly-owned subsidiary of Enterprises. The beneficial ownership of the outstanding capital stock of Enterprises is described in footnote (b) below.

(b)	Enterprises has two classes of common stock outstanding. One class is entitled to one vote per share, and the other class is non-voting. There are a total of 572,793,527 shares of common stock of Enterprises outstanding. The Dayton Cox Trust A exercises beneficial ownership over 98% of the voting stock of Enterprises. Anne Cox Chambers, James C. Kennedy and Jimmy W. Hayes serve as trustees of the Dayton Cox

Trust A. Actions by the Dayton Cox Trust A, including investment and voting decisions, require at least a majority of the trustees, and no trustee has the power to remove any other trustee. Anne Cox Chambers, who is also a director of Enterprises, is the aunt of James C. Kennedy, who is the Chairman of the board of directors of both Enterprises and Radio. Jimmy W. Hayes is not related to either Anne Cox Chambers or James C. Kennedy, and serves as president and chief executive officer and a director of Enterprises and as a director of Radio.

(c)	The number of shares shown in this table with respect to Buckhead Capital Management LLC is based solely on a Schedule 13F-HR reporting ownership as of December 31, 2008, as filed on February 3, 2009. The address of the reporting person is 1545 Peachtree Street, NE, Suite 550, Atlanta, Georgia 30309.

(d)	The number of shares shown in this table with respect to Dimensional Fund Advisors LP is based solely on a filing on Schedule 13G/A reporting ownership as of December 31, 2008, as filed on February 12, 2009. The address of the reporting person is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas, 78746.

(e)	The number of shares shown in this table with respect to Barclays Global Investors, NA is based solely on a filing on Schedule 13G reporting ownership as of December 31, 2008, as filed on February 5, 2009. The address of the reporting person is 400 Howard Street, San Francisco, California 94105.

(f)	The number of shares shown in this table with respect to TowerView LLC is based solely on a Schedule 13G reporting ownership as of March 9, 2009, as filed on March 9, 2009. The address of the reporting person is 500 Park Avenue, New York, New York 10022.

(g)	The number of shares shown in this table with respect to The Vanguard Group, Inc. is based solely on a Schedule 13F-HR reporting ownership as of December 31, 2008, as filed on February 3, 2009. The address of the reporting person is P.O. Box 2600, V26, Valley Forge, Pennsylvania 19482.

(h)	Includes 31,000 Shares owned by his spouse, 14,000 Shares owned by his children, 16,500 Shares owned by trusts for the benefit of his children and 21,000 Shares held in trusts for which he serves as a trustee.

(i)	Includes 855 Shares owned by a trust for the benefit of his spouse.

(j)	Consists of 139,357 Shares subject to stock options that are exercisable within 60 days.

(k)	Includes 387,314 Shares subject to stock options that are exercisable within 60 days.

(l)	Includes 693,328 Shares subject to stock options that are exercisable within 60 days.

(m)	Includes 20,283 Shares subject to stock options that are exercisable within 60 days.

(n)	Includes 255,405 Shares subject to stock options that are exercisable within 60 days.

Security Ownership with Respect to the Majority of the Minority Condition

This Offer is subject to the non-waivable condition that there shall have been validly tendered and not withdrawn before the Offer expires Shares that constitute at least a majority of the outstanding Shares not owned by Enterprises, Media or their respective affiliates or the directors and executive officers of Enterprises, Media or Radio (other than directors of Radio that may constitute any special committee of independent directors formed to consider the Offer) immediately prior to the expiration of the Offer. For purposes of determining the number of Shares owned by Enterprises, Media or their respective affiliates or the directors and executive officers of Enterprises, Media or Radio (which includes the Shares held by any director of Radio that may serve on any special committee of independent directors formed to consider the Offer), we have included all Shares shown as beneficially owned in the beneficial ownership table set forth above in “— Security Ownership of Certain Beneficial Owners” by such persons, but excluded from each person’s Share ownership the Shares that are deemed outstanding pursuant to the rules of the Commission that may be issued upon exercise of options within 60 days after March 17, 2009 or may be issued upon conversion of any shares of Class B common stock. Accordingly, Enterprises and Media own 3,591,954 Shares, and the directors and executive officers of Enterprises, Media and Radio own an aggregate of approximately 426,193 Shares, of which 99,323 Shares are subject to unvested restricted stock awards and are not transferable and 326,870 Shares are transferable. All 426,193 Shares have been included as Shares outstanding. The 326,870 Shares which are transferable together with the 3,591,954 Shares owned by Media have been excluded from the Shares outstanding for purposes of calculating the number of Shares that must be tendered to satisfy the majority of the minority condition.

The following table sets forth the calculation of the number of Shares required to be tendered to satisfy the majority of the minority condition.

As of
March 17, 2009

Shares outstanding	20,759,670
Shares owned by Media	(3,591,954)
Transferable Shares owned by affiliates	(326,870)

Minority Shares outstanding	16,840,846

50% of minority Shares outstanding	8,420,423
Plus one Share	1

Majority of the minority	8,420,424

The foregoing calculation of the majority of the minority condition is based on information available to Enterprises and Media as of the date of this Offer to Purchase. The actual number of Shares necessary to satisfy the majority of the minority condition may be different than our current estimate.

Transactions and Arrangements Concerning the Shares

To the knowledge of Enterprises and Media, no transactions in the Shares, except as set forth on Schedule B have been effected during the past 60 days by (i) Enterprises or its executive officers, directors, affiliates and any associates or majority-owned subsidiaries and any executive officer or director of any such subsidiary, (ii) Media or its executive officers, directors, affiliates and any associates or majority-owned subsidiaries and any executive officer or director of any such subsidiary, or (iii) Radio or its executive officers, directors, affiliates and any associates.

Since January 1, 2007, no purchases of Shares were made by Radio, Enterprises or Media, except as set forth on Schedule B.

Neither Enterprises or Media nor, to their respective knowledge, any of their respective directors or executive officers or any other person controlling either Enterprises or Media is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to, or in connection with, the Offer with respect to any securities of Radio (including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

Except as described in this Offer to Purchase, since January 1, 2007, no negotiations, transactions or material contacts concerning a merger, consolidation, or acquisition, a tender offer for or other acquisition of any securities of Radio, an election of directors of Radio or a sale or other transfer of a material amount of Radio’s assets, has been entered into or has occurred between any of Radio or any of its affiliates and Enterprises or Media or, to the knowledge of Enterprises and Media, between Radio or any of its affiliates and any unaffiliated person.

To the knowledge of Enterprises and Media, since January 1, 2007, Radio has not made any underwritten public offering of the Shares that was (i) registered under the Securities Act of 1933, as amended, or (ii) exempt from registration under the Securities Act. To the knowledge of Enterprises and Media, none of Radio, its executive officers, directors or affiliates has made any public recommendation with respect to the Offer other than the recommendation contained in this Offer to Purchase by Enterprises and Media. We anticipate that Radio’s board of directors will form a special committee consisting of independent directors to consider the merits of the Offer and Radio may advise stockholders of the Radio special committee’s position with respect to the Offer within 10 business days of the commencement of the Offer.

To the knowledge of Enterprises and Media, each executive officer and director of Enterprises and Media currently intends to tender all Shares held of record or beneficially owned by such person in the Offer, other than restricted Shares which are subject to transfer restrictions and Shares such person has the right to purchase by exercising stock options, subject to applicable personal considerations (including tax planning) and securities laws, including Section 16(b) of the Exchange Act.

Related Party Transactions

Radio receives certain management services from, and has entered into certain transactions with, Enterprises. Costs of the management services that are allocated to Radio are based on actual direct costs incurred, or on Enterprises’ estimate of expenses relative to the management services provided to other subsidiaries of Enterprises. Radio believes that these allocations have been made on a reasonable basis, and that receiving these management services from Enterprises creates cost efficiencies; however, there has been no study or attempt to obtain quotes from third parties to determine what the cost of obtaining such services from third parties would have been. The services and transactions described below have been reviewed by the audit committee of Radio’s board of directors, which has determined that such services and transactions are fair and in the best interest of Radio.

Radio receives day-to-day cash management services from Enterprises, with settlements of outstanding balances between Radio and Enterprises occurring periodically at market interest rates. As a part of these services, Enterprises transfers funds to cover Radio’s checks presented for payment and Radio records book overdrafts, which are classified as accounts payable in Radio’s balance sheets. Book overdrafts of $5.9 million and $2.8 million existed at December 31, 2008 and 2007, respectively, as a result of Radio’s checks outstanding. The amounts due to or from Enterprises are generally due on demand and represent the net balance of the intercompany transactions, and accrue interest at Enterprises’ current commercial paper borrowing rate or a LIBOR based rate dependent upon Radio’s credit rating (1.8% and 6.0% at December 31, 2008 and 2007, respectively). As of December 31, 2008 and 2007, Enterprises owed Radio approximately $1.4 million, and Radio owed Enterprises approximately $16.6 million, respectively.

Radio receives certain management services from Enterprises and us, including management and financial advisory services, legal, corporate secretarial, tax, internal audit, risk management, purchasing and materials management, employee benefit (including pension plan) administration, fleet, engineering and other support services. Expenses allocated for these services are included in corporate general and administrative expenses in Radio’s consolidated financial statements. For the years ended December 31, 2008 and 2007, Radio was allocated expenses of approximately $3.4 million and $3.2 million, respectively, related to these services.

In connection with these management services, Radio reimburses Enterprises for payments made to third-party vendors for certain goods and services provided to Radio under arrangements made by Enterprises on behalf of Enterprises and its affiliates, including Radio. Radio believes such arrangements result in Radio receiving such goods and services at more attractive pricing than Radio would be able to secure separately. Such reimbursed expenditures include insurance premiums for coverage through Enterprises’ insurance program, which provides coverage for all of its affiliates, including Radio. Rather than self-insuring these risks, Enterprises purchases insurance for a fixed-premium cost from several insurance companies, including an insurance company indirectly owned by descendants of Governor James M. Cox, the founder of Enterprises, including James C. Kennedy, Chairman of Enterprises’ and Radio’s boards of directors, and his sister, who each own 25% of the insurance company. This insurance company is an insurer and re-insurer on various insurance policies purchased by Enterprises, and it employs an independent consulting actuary to calculate the annual premiums for general/auto liability and workers compensation insurance based on Radio’s loss experience consistent with insurance industry practice. Radio’s portion of these insurance costs was approximately $0.6 million for each of 2008 and 2007.

Radio’s employees participate in certain Enterprises employee benefit plans, and Radio made payments to Enterprises in 2008 and 2007 for the costs incurred because of such participation, including self-insured employee medical insurance costs of approximately $11.1 million and $10.7 million, respectively, retiree medical payments of approximately $0.2 million and $0.2 million, respectively, post-employment benefits of approximately $0.7 million and $0.7 million, respectively, and pension plan payments of approximately $5.9 million and $6.2 million, respectively.

Radio’s headquarters building is leased by Enterprises from a partnership that in turn is indirectly owned by descendents of Governor Cox with an indirect 36% interest held in the aggregate by the children of Mr. Kennedy and an indirect less than 3% interest held in the aggregate by Mr. Kennedy and his sister. Radio pays rent and certain other occupancy costs to Enterprises for space in Enterprises’ corporate headquarters building. Rent and occupancy expense is allocated based on occupied space, and such expense was approximately $0.9 million for each of the years ended December 31, 2008 and 2007.

Radio is a party to lease agreements with Enterprises with respect to studio and tower site properties in Atlanta, Georgia, Dayton, Ohio, and Orlando, Florida that are used for Radio’s radio operations in those markets. The annual rental cost in the aggregate was approximately $0.7 million for each of the years ended December 31, 2008 and 2007.

During 2008 and 2007, Cox Search, Inc., a wholly-owned subsidiary of Enterprises, purchased radio advertising from Radio at regular commercial rates in aggregate amounts of $0.3 million and $0.4 million, respectively.

During 2008 and 2007, Enterprises-owned television stations and newspaper operations purchased radio advertising from Radio at regular commercial rates in an aggregate amount of $1.9 million and $1.8 million, respectively. Conversely, Radio purchased advertising from Enterprises-owned television stations at regular commercial rates in an aggregate amount of $0.3 million and $0.7 million, respectively.

Interests of Certain Persons in the Offer

Interlocking Directors and Officers

In considering the Offer and any position taken by Radio with respect to the Offer, stockholders should be aware that certain officers and directors of Enterprises, Media and Radio have interests in the Offer which may present them with certain actual or potential conflicts of interest. Currently, of the eight directors of Radio, three are also directors and executive officers of Enterprises: James C. Kennedy, G. Dennis Berry and Jimmy W. Hayes. None of these three individuals is expected to serve on the special committee we anticipate that Radio’s board of directors will establish with respect to the Offer. Each of Radio’s corporate secretary, corporate assistant secretary, corporate treasurer and vice president overseeing tax matters also serve as the corporate secretary, corporate assistant secretary, corporate treasurer and vice president overseeing tax matters, respectively, of Enterprises and Media. Enterprises currently has no plans to alter or change the composition or size of Radio’s board of directors following the Offer. However, as part of any short-form merger upon us obtaining at least 90% of the outstanding Shares, we intend to reevaluate the current slate of directors on Radio’s board of directors in light of the termination of any director independence requirements once Radio becomes a wholly-owned subsidiary.

Certain Interests of Enterprises and Media

Stockholders also should be aware that Enterprises and Media have certain interests that present actual or potential conflicts of interest in connection with the Offer, including that the financial interests of Enterprises and Media with regard to the price per Share offered in the Offer are generally adverse to the financial interests of the stockholders being asked to tender their Shares. As a result of Enterprises’ current indirect beneficial ownership of approximately 78.4% of the outstanding Shares, including Shares into which Enterprises’ Class B common stock could be converted, representing 97.2% of the voting power, Enterprises controls Radio.

Employee Stock Options and Restricted Stock

Certain officers and directors of Radio, Enterprises and Media, like many other Radio employees, hold vested employee stock options, which may be exercised in accordance with their terms and the Shares acquired thereby may be tendered in the Offer. However, we understand that all of Radio’s outstanding employee stock options are exercisable at prices substantially higher than the Offer price. Accordingly, we do not expect option holders to exercise their stock options in connection with the Offer.

Certain executive officers and directors of Radio, Enterprises and Media may also hold Shares which constitute restricted stock of Radio. With respect to any restricted stock award that has become vested, those vested Shares are the same as any other Shares, and such persons are free to tender those Shares in accordance with the terms of the Offer. Unvested Shares of restricted stock may not be tendered in the Offer. At the time of any short-form merger following our obtaining at least 90% of the outstanding Shares in the Offer, we will exchange Shares of restricted stock that are not vested for the same consideration offered to Radio stockholders in the Offer so that such persons will receive a cash payment equal to $3.80 net per Share multiplied by the number of Shares of restricted stock held by such person.

Indemnification and Insurance

Enterprises and Media expect that all rights to indemnification, advancement of expenses and exculpation currently in effect in favor of the present and former directors or officers of Radio, as provided in Radio’s certificate of incorporation and amended and restated bylaws, currently in effect, with respect to matters occurring prior to the consummation of the Offer and any short-form merger, will survive the consummation of the Offer and any such merger and continue in full force and effect thereafter.

THE TENDER OFFER

Section 1 — Terms of the Offer; Expiration Date

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and pay for all Shares validly tendered and not withdrawn by the Expiration Date in accordance with the procedures set forth in “— Section 4 — Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on April 17, 2009, unless we have extended the period during which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by us, shall expire.

We may waive any or all of the conditions to our obligation to purchase Shares pursuant to the Offer, except the majority of the minority condition. If by the initial Expiration Date or any subsequent Expiration Date any or all of the conditions to the Offer have not been satisfied or waived (except the majority of the minority condition, which may not be waived), we may elect to (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) waive all the unsatisfied conditions (except the majority of the minority condition which may not be waived) and, subject to any required extension, purchase all Shares validly tendered by the Expiration Date and not properly withdrawn, or (iii) extend the Offer and, subject to the right of stockholders to withdraw Shares until the new Expiration Date, retain the Shares that have been tendered until the expiration of the Offer as extended. See “— Section 12 — Conditions to the Offer.”

We expressly reserve the right (but are not obligated), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect, except the majority of the minority condition, which may not be waived. We acknowledge that (i) the Exchange Act requires us to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and (ii) we may not delay acceptance for payment of, or payment for, any Shares upon the occurrence of any of the events specified in “— Section 12 — Conditions to the Offer” without extending the period of time during which the Offer is open.

We have the right to extend the Offer beyond the Expiration Date for any of the following reasons: (i) from time to time if, at the Expiration Date, any of the conditions to the Offer have not been satisfied or waived (except the majority of the minority condition, which may not be waived); (ii) for any period required by any rule, regulation, interpretation or position of the Commission or any period required by or advisable under applicable law; or (iii) if Shares have been accepted for payment but the number of Shares owned by us is less than 90% of the outstanding Shares, for an aggregate period of not more than 20 business days (for all such extensions) beyond the date on which Shares are first accepted for payment as a “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act. If provided, a subsequent offering period would be an additional period of time, following the Expiration Date and the acceptance for payment of any Shares that are validly tendered in the Offer and not properly withdrawn prior to the Expiration Date, during which holders of Shares that were not previously tendered in the Offer may tender such Shares to us in exchange for the Offer price on the same terms that applied to the Offer. We will accept for payment, and pay for, any Shares that are validly tendered during a subsequent offering period, if provided, as promptly as practicable after any such Shares are validly tendered during such subsequent offering period. Holders of Shares that are validly tendered during a subsequent offering period, if provided, will not have the right to withdraw such tendered Shares.

In the event that all of the conditions to the Offer have not been satisfied or waived at the then scheduled Expiration Date of the Offer, we may extend the expiration date of the Offer in such increments as we may determine until the earliest to occur of (i) the satisfaction or waiver of such conditions and (ii) the determination that such conditions are not reasonably capable of being satisfied.

We will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer if all the conditions to the Offer are satisfied or waived on the Expiration Date. Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the earlier of the day we decide to extend or the previously scheduled Expiration Date. Subject to applicable law and without limiting the manner in which we may choose to make any public announcement, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

If we are delayed in making payment for the Shares or are unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in “— Section 4 — Withdrawal Rights.” However, our ability to delay the payment for Shares which we have accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by, or on behalf of, holders of securities promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rules 13e-4(e) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or change in percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In a public release, the Commission has stated its view that an offer must remain open for a minimum period of time following a material change in the terms of the Offer and that waiver of a material condition is a material change in the terms of the Offer. The release states that, as a general rule, an offer should remain open for a minimum of five business days from the date a material change is first published or sent or given to security holders and that, if material changes are made with respect to information not materially less significant than the Offer price and the number of Shares being sought, a minimum of 10 business days may be required to allow for adequate dissemination to stockholders. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. The requirement to extend the Offer will not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such amendment. If, prior to the Expiration Date, we increase the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer whether or not such Shares were tendered prior to such increase.

We have Radio’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Radio’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

Section 2 — Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date and not properly withdrawn, as soon as practicable after the Expiration Date. If we desire to delay payment for Shares accepted for payment pursuant to the Offer, and such delay would otherwise be in contravention of Rule 14e-1 of the Exchange Act, we will otherwise extend the Offer. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Certificates”) or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC (a “Book-Entry Confirmation”) pursuant to the procedures set forth in “— Section 3 — Procedures For Tendering Shares,” (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary, as agent for the tendering stockholders, of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the Offer price for Shares be paid, regardless of any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in “— Section 3 — Procedures For Tendering Shares,” such Shares will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the Offer.

If, on or prior to the Expiration Date, we shall increase the consideration offered to any holders of Shares pursuant to the Offer, such increased consideration shall be paid to all holders of Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered, accepted for payment or paid for prior to such increase in consideration.

We reserve the right to transfer or assign, in whole or, from time to time, in part, to one or more of our affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

Section 3 — Procedures for Tendering Shares

Except as set forth below, in order for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (including an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case on or prior to the Expiration Date or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted. The term “Agent’s Message” means a message, transmitted by electronic means to, and received by, the Depositary and forming a part of a Book-Entry Confirmation which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Book-Entry Transfer

The Depositary will establish accounts with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s system may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be made through book-entry transfer at DTC, either the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the

Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees

Signatures on all Letters of Transmittal must be guaranteed by a firm which is a member of the Security Transfer Agents Medallion Program, the NYSE Medallion Guarantee Program, the Stock Exchange Medallion Program or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), except in cases where Shares are tendered (i) by a registered holder of Shares who has not completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If a Certificate is registered in the name of a person other than the signatory of the Letter of Transmittal (or a facsimile thereof), or if payment is to be made, or a Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Certificate, with the signature(s) on such Certificate or stock powers guaranteed by an Eligible Institution. If the Letter of Transmittal or stock powers are signed or any Certificate is endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery

If a stockholder desires to tender Shares pursuant to the Offer and the Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all the following conditions are satisfied:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form we provide, is received prior to the Expiration Date by the Depositary as provided below; and

(iii) the Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in connection with a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the NYSE is open for business.

The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by us.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Share Certificates evidencing such Shares, or a Book-Entry Confirmation of the delivery of such Shares, and the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal, or an Agent’s Message in the case of a book-entry transfer.

The method of delivery of Certificates and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Determination of Validity

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any condition of the Offer (other than the majority of the minority condition) or any defect or irregularity in the tender of any particular Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders, and our interpretation of the terms and conditions of the Offer will be final and binding on all persons. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of us, Enterprises, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders, or any waiver thereof, or incur any liability for failure to give any such notification or for any such determination.

Other Requirements

By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints our designees as such stockholder’s proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us (and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept such Shares for payment. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. Our designees will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of Radio’s stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our payment for such Shares, we must be able to exercise full voting rights with respect to such Shares.

Our acceptance for payment of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Section 4 — Withdrawal Rights

Tenders of the Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the initial Expiration Date and, unless theretofore accepted for payment by us pursuant to the Offer, may also be withdrawn at any time after May 22, 2009. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this section. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in “— Section 3 — Procedures For Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures.

Withdrawals of tenders of Shares may not be rescinded, and Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following the procedures described in “— Section 3 — Procedures For Tendering Shares” at any time prior to the Expiration Date or during a subsequent offering period if the Offer is amended to provide for one.

No withdrawal rights will apply to Shares tendered into a subsequent offering period and no withdrawal rights apply during a subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, and our determination will be final and binding. None of us, the Dealer Manager, the Depositary, the Information Agent or any other person will be under a duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Section 5 — Certain U.S. Federal Income Tax Considerations

The following summarizes certain of the material U.S. federal income tax consequences of the Offer to holders of the Shares that are U.S. Holders (as defined below). This summary is based upon the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as in effect and existing on the date hereof and all of which are subject to change at any time, which change may be retroactive or prospective. No rulings have been sought or are expected to be sought from the Internal Revenue Service (the “IRS”) with respect to any of the tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. Unless otherwise specifically noted, this summary applies only to those persons that hold their Shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code and does not apply to persons who hold their Shares pursuant to the exercise of employee stock options or otherwise as compensation.

This summary is for general information only and does not address all of the tax consequences of the Offer that may be relevant to a U.S. Holder (as defined below) of the Shares. It also does not address any of the tax consequences of the Offer to holders of the Shares that are Non-U.S. Holders (as defined below), or to holders that may be subject to special tax treatment, such as financial institutions, real estate investment trusts, personal holding companies, tax-exempt organizations, regulated investment companies, insurance companies, S corporations, brokers and dealers in securities or currencies and certain U.S. expatriates. Further, this summary does not address: the U.S. federal income tax consequences of the Offer to stockholders, partners or beneficiaries of an entity that is a holder of the Shares; the U.S. federal estate, gift or alternative minimum tax consequences of the Offer; persons who hold the Shares in a straddle or as part of a hedging, conversion, constructive sale or other integrated transaction or whose functional currency is not the U.S. dollar; any state, local or foreign tax consequences of the Offer; or holders whose status changes from a U.S. Holder to a Non-U.S. Holder or vice versa; or any person that owns actually or constructively (giving effect to the ownership attribution rules of the Internal Revenue Code) shares of common stock of Enterprises.

Each holder of the Shares should consult its own tax advisor regarding the tax consequences of the Offer, including such holder’s status as a U.S. Holder or a Non-U.S. Holder, as well as any tax consequences that may arise under the laws of any state, local, foreign or other non-U.S. taxing jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

A “U.S. Holder” means a beneficial owner of the Shares that, for U.S. federal income tax purposes, is: (i) a citizen or individual resident, as defined in Section 7701(b) of the Internal Revenue Code, of the United States; (ii) a corporation or partnership, including any entity treated as a corporation or partnership for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations provide otherwise); (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source; or (iv) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as U.S. trusts prior to such date, may elect to be treated as U.S. Holders. If a partnership holds the Shares, the tax treatment of each of its partners generally will depend upon the status of such partner and the activities of the partnership. Partners of partnerships holding the Shares should consult their own tax advisors regarding the U.S. federal tax consequences of the Offer.

A “Non-U.S. Holder” means a beneficial owner of the Shares that is not a U.S. Holder. We urge holders of the Shares that are Non-U.S. Holders to consult their own tax advisors regarding the U.S. federal income tax consequences of the Offer, including potential application of U.S. withholding taxes and possible eligibility for benefits under applicable income tax treaties.

Sale of the Shares

The sale of the Shares for cash under the Offer will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In general, a U.S. Holder who sells the Shares pursuant to the Offer will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares sold. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered under the Offer.

U.S. Holders of the Shares that are corporations generally will be taxed on net capital gains at a maximum rate of 35%. In contrast, U.S. Holders that are individuals generally will be taxed on net capital gains at a maximum rate of 15% with respect to those Shares held for more than 12 months at the effective time of the Offer, and 35% with respect to those Shares held for 12 months or less. In addition, special rules, and generally lower maximum rates, apply to individuals in lower tax brackets. Any capital losses realized by a U.S. Holder that is a corporation generally may be used only to offset capital gains. Any capital losses realized by a U.S. Holder that is an individual generally may be used only to offset capital gains plus $3,000 of ordinary income per year.

Backup Withholding Tax and Information Reporting

Payment of proceeds with respect to the sale of the Shares pursuant to the Offer may be subject to information reporting and U.S. federal backup withholding tax at the applicable rate if the U.S. Holder or Non-U.S. Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. These requirements are set forth in the Letter of Transmittal and should be carefully reviewed by each holder of the Shares. Backup withholding is not an additional tax. Any amounts so withheld will be allowed as a refund or a credit against such U.S. Holder’s or Non-U.S. Holder’s U.S. federal income tax liability; provided, however, that the required information is timely furnished to the IRS.

Section 6 — Price Range of Shares; Dividends

The Shares are listed and principally traded on the NYSE under the symbol “CRX.” The following table sets forth, for the quarters indicated, the high and low sales prices per Share on the NYSE as reported by published financial sources. Radio has never paid a dividend on its Shares.

Calendar Year	High	Low

2006:
First Quarter	$14.34	$13.07
Second Quarter	$15.57	$12.69
Third Quarter	$16.15	$14.03
Fourth Quarter	$17.41	$15.21
2007:
First Quarter	$16.05	$13.36
Second Quarter	$15.31	$13.67
Third Quarter	$14.55	$12.71
Fourth Quarter	$13.79	$11.20
2008:
First Quarter	$12.43	$10.59
Second Quarter	$13.05	$11.34
Third Quarter	$11.60	$9.59
Fourth Quarter	$10.59	$4.05

On March 20, 2009, the last full trading day prior to the public announcement and commencement of the Offer, the last sale price per Share as reported on the NYSE was $3.30.

Stockholders are urged to obtain a current market quotation for the Shares.

Section 7 —	Certain Information Concerning Radio

General

Radio is one of the largest radio broadcasting companies in the United States. Radio owns, operates or provides sales and other services for 86 radio stations (71 FM and 15 AM) clustered in 19 markets. Radio operates three or more stations in 16 of its 19 markets and offers a wide range of programming formats in geographically diverse markets across the United States.

Financial Information

The following table sets forth summary historical consolidated financial data for Radio as of and for each of the fiscal years ended December 31, 2007 and 2008, which has been excerpted or derived from the audited financial statements contained in Radio’s annual report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”). This data should be read in conjunction with the audited consolidated financial statements and other financial information contained in the Form 10-K, including the notes thereto. More comprehensive financial information is included in such reports (including management’s discussion and analysis of financial condition and results of operations) and other documents filed by Radio with the

Commission, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the Commission and the NYSE in the manner set forth below. The financial statements included as Item 8 of the Form 10-K are hereby incorporated by reference in this Offer to Purchase. See “— Available Information” below.

	Year Ended December 31,
	2008		2007
	(In millions, except per share and ratio of earnings to fixed charges data)

Balance sheet data (end of period):
Cash and cash equivalents	$0.6		$2.0
Intangible assets, net(1)	1,119.0		1,804.2
Total assets	1,292.1		1,997.4
Total debt (including amounts due to/from Enterprises)	398.7		336.6
Shareholders’ equity	646.7		1,154.2
Statements of income data:
Net revenues(2)	$410.2		$444.9
Cost of services (exclusive of depreciation and amortization shown below)(3)	96.7		94.1
Selling, general and administrative	164.3		176.4
Corporate general and administrative	17.3		20.3
Depreciation and amortization	10.4		11.2
Impairment of intangible assets	749.3		117.1
Other(4)	0.2		0.2

Operating (loss) income	(628.0)		25.6
Interest expense	13.7		21.1
Net (loss) income	$(404.0)		$1.9
Net (loss) income per common share — basic	$(4.80)		$0.02
Net (loss) income per common share — diluted	$(4.80)		$0.02
Other:
Operating cash flow (“OCF”)	$127.8		$160.6
Earnings before interest, taxes, depreciation and amortization (“EBITDA”)	131.9		154.1
Net cash provided by operating activities	104.4		122.5
Net cash used in investing activities	(64.7)		(14.7)
Net cash used in financing activities	(41.2)		(110.2)
Book value per share	$8.04		$12.76
Ratio of earnings to fixed charges	(45.9	)x	1.3	x

(1)	Includes FCC licenses, goodwill and other intangible assets.

(2)	Total revenues less advertising agency commissions.

(3)	Includes costs incurred by Radio’s technical, programming and news departments, which represent all costs of services (exclusive of depreciation and amortization).

(4)	Other is comprised of losses on sales of assets.

Radio utilizes certain financial measures that are not calculated in accordance with GAAP to assess its financial performance. A non-GAAP financial measure is defined as a numerical measure of a company’s financial performance that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the comparable measure calculated and presented in accordance with GAAP in the statement of income or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the comparable measure so calculated and presented.

The non-GAAP financial measures used here are EBITDA and OCF. EBITDA is defined as operating income (loss) plus depreciation and amortization, impairment of intangible assets and net losses on sales of assets. OCF is defined as EBITDA plus long-term incentive plan expense.

We further understand that Radio’s management believes that EBITDA and OCF provide management useful data to evaluate Radio’s overall financial condition and operating results. Radio’s management also believes that these measures are useful to an investor in evaluating Radio’s performance because they are commonly used financial analysis tools for measuring and comparing media companies. EBITDA and OCF should not be considered as alternatives to operating income or net income as an indicator of Radio’s financial performance. OCF should not be considered an alternative to net cash provided by operating activities as a measure of liquidity. These non-GAAP financial measures may not be comparable to similarly titled measures used by other companies.

Summary of Radio’s Long Range Plan

As part of Radio’s regular financial planning process, Radio prepares a budget for the upcoming year, including a five-year projection, and then updates the budget with a forecast each month as actual results become available, and Radio provides such budget, projections and forecasts to Enterprises and Media in the ordinary course for their review. The long-range financial projections of Radio’s results of operations were most recently prepared in October 2008 and approved by Radio’s board of directors in December 2008 (the “Radio Long Range Plan”). Set forth below are the material items under the Radio Long Range Plan and the February Forecast. The 2009 Budget column as well as the Projected columns for 2010 to 2013 represent the Radio Long Range Plan as prepared in October 2008 and the 2009 Forecast column reflects the February Forecast, which incorporates Radio management’s assessment of the continued and accelerating deterioration of market conditions in late 2008 and early 2009 that was not fully anticipated by Radio’s management at the time the Radio Long Range Plan was prepared.

We believe the Radio Long Range Plan was prepared for internal purposes without a view to dissemination to the public, and that the projections in the Radio Long Range Plan are based upon a variety of assumptions relating to Radio’s businesses that we believe Radio considered reasonable at the time. The Radio Long Range Plan does not reflect Radio’s actual performance since the Radio Long Range Plan was prepared, nor does it reflect changes in Radio’s business or changes in the economy in general resulting from events which have occurred since the Radio Long Range Plan was prepared in October 2008. In fact, we believe the substantial deterioration of actual results for January and February 2009 as compared to the budget make the October 2008 projections for 2010 through 2013 uncertain and that a revision of the projections downward may be reasonable. See “Special Factors — Background of this Offer.”

We believe the Radio Long Range Plan was not prepared with a view to complying with the published guidelines of the Commission regarding projections or with the American Institute of Certified Public Accountants Guide for Prospective Financial Statements. Information concerning Radio’s projections is included in this Offer to Purchase because it was furnished to Enterprises and Media. To our knowledge, Radio’s independent accountants have neither audited nor compiled the Radio Long Range Plan nor have they expressed an opinion or any other form of assurance with respect thereto. The reports of such independent accountants on the financial statements of Radio incorporated herein by reference relate to the historical financial information of Radio and do not extend to the Radio Long Range Plan and should not be read to do so.

Radio has not made any representations to us as to the accuracy of projections in the Radio Long Range Plan and none of Enterprises, Media or any of their representatives or advisors assumes responsibility for the accuracy or validity of the projections in the Radio Long Range Plan. The Radio Long Range Plan is subject to significant uncertainties and contingencies, many of which are beyond Radio’s control. The information in the “Introduction” to this Offer to Purchase regarding forward-looking statements is incorporated herein by reference.

	2009	2009	2010	2011	2012	2013
	Forecast†	Budget	Projected	Projected	Projected	Projected
	(In millions)

Balance sheet data (end of period):
Cash and cash equivalents	*	—	—	—	—	—
Intangible assets, net(1)	*	$1,740.5	$1,765.7	$1,765.6	$1,765.5	$1,765.4
Total assets(1)	*	1,929.1	1,959.5	1,969.4	1,976.9	1,983.6
Total debt (including amounts due to/from Enterprises)	$366.4	353.6	302.9	225.9	141.0	50.8
Shareholders’ equity(1)	*	1,066.1	1,118.7	1,175.2	1,236.2	1,301.9
Statements of income data:
Net revenues(2)	$341.5	$405.5	$415.4	$425.9	$437.9	$449.8
Cost of services (exclusive of depreciation and amortization shown below)(3)	93.7	96.5	98.9	101.2	103.9	106.4
Selling, general and administrative	163.2	175.1	180.5	186.0	191.9	197.4
Corporate general and administrative	15.6	19.3	19.9	20.4	21.0	21.6
Depreciation and amortization	10.6	10.6	10.8	11.3	11.5	11.8
Other(4)	0.1	—	—	—	—	—
Operating income	58.3	103.9	105.3	107.1	109.6	112.6
Interest expense	11.1	21.9	21.9	17.2	12.3	7.1
Net income	$28.5	$49.2	$49.6	$53.4	$57.8	$62.5
Other:
OCF	$73.6	$118.8	$122.7	$126.9	$131.7	$136.9
EBITDA	69.0	114.6	116.1	118.4	121.1	124.3
Net cash provided by operating activities	*	87.2	88.7	94.7	100.0	104.7
Net cash used in investing activities	*	(28.8)	(37.9)	(17.7)	(15.1)	(14.4)
Net cash used in financing activities	*	(58.4)	(50.8)	(77.0)	(84.9)	(90.2)

(1)	Includes FCC licenses, goodwill and other intangible assets. The Radio Long Range Plan was prepared prior to Radio recording aggregate pre-tax impairment charges as of December 31, 2008 with respect to its FCC licenses in various markets of $594.5 million and aggregate pre-tax impairment charges with respect to its goodwill in various markets of $7.1 million in connection with Radio’s annual impairment testing.

(2)	Total revenues less advertising agency commissions.

(3)	Includes costs incurred by Radio’s technical, programming and news departments, which represent all costs of services (exclusive of depreciation and amortization).

(4)	Comprised of losses on sales of assets.

†	Represents Radio management’s February Forecast, as described further below.

*	Information not available.

February Forecast

Enterprises and Media regularly receive a variety of unaudited nonpublic financial, operating and forward-looking information from Radio in the ordinary course of business, such as a regular monthly financial update by Radio’s management and the Radio Long Range Plan. We understand that, in preparing the Radio Long Range Plan in October 2008, Radio’s management incorporated their best forecast at the time of future market conditions. However, we also understand that the continued and accelerating deterioration of market conditions in late 2008 and early 2009 was not fully anticipated by Radio’s management and, therefore, was not reflected in the Radio Long Range Plan. As a result, in the ordinary course of preparing Radio’s monthly updates to the 2009 budget, Radio’s management considered actual 2009 financial information as such information became available and revised the 2009 forecast going forward based on worsening market conditions, including with respect to industry-wide and Radio-specific advertising revenues. These updated views were reflected in the regular monthly update of the 2009 forecast in February 2009 with respect to actual January 2009 financial results and then again in the February Forecast.

Most recently, Radio’s management provided us on March 6, 2009 with a financial update with respect to, and based on, actual February 2009 financial results, referred to herein as the February Forecast. The following table sets forth summary historical consolidated financial data for Radio for the two months ended February 28, 2009 and 2008 that Radio provided to us in the February Forecast in the ordinary course.

	February 28,	December 31,
	2009	2008
	(In millions)

Balance sheet data (end of period):
Cash and cash equivalents	$(2.5)	$0.6
Intangible assets, net(1)	1,118.9	1,119.0
Total assets	1,270.0	1,292.1
Total debt (including amounts due to/from Enterprises)	389.9	398.7
Shareholders’ equity	645.1	646.7

	Two Months Ended February 28,
	2009	2008
	(In millions)

Statements of income data:
Net revenues(2)	$47.2	$62.0
Cost of services (exclusive of depreciation and amortization shown below)(3)	15.6	15.2
Selling, general and administrative	24.9	26.8
Corporate general and administrative	2.5	3.2
Depreciation and amortization	1.7	1.8
Other(4)	0.1	—

Operating income	2.4	15.0
Interest expense	1.0	2.8
Net income	$1.7	$12.3
Other:
OCF	$4.8	$18.0
EBITDA	4.3	16.8
Net cash provided by operating activities	16.1	13.5
Net cash used in investing activities	(1.0)	(3.6)
Net cash used in financing activities	(12.6)	(12.4)

(1)	Includes FCC licenses, goodwill and other intangible assets.

(2)	Total revenues less advertising agency commissions.

(3)	Includes costs incurred by Radio’s technical, programming and news departments, which represent all costs of services (exclusive of depreciation and amortization).

(4)	Comprised of losses on sales of assets.

The following table sets forth 2009 forecasts with respect to Radio’s leverage ratio based on the February Forecast.

	2009 Forecast
	First		Second		Third		Fourth
	Quarter		Quarter		Quarter		Quarter		Year
	(In millions, except leverage ratio data)

Beginning debt	$398.7		$391.4		$385.8		$366.9		$398.7
Less free cash flow	7.3		5.6		18.9		0.5		32.3

Ending debt	$391.4		$385.8		$366.9		$366.4		$366.4

Operating cash flow	$10.5		$19.7		$24.0		$19.4		$73.6
Severance	0.6		0.2		—		—		0.8
Leverage ratio	3.6	x	4.2	x	4.6	x	4.9	x	4.9x

Radio also provided us in the ordinary course as part of the February Forecast Radio’s then current 2009 advertising sales pacings relative to last year. For the first quarter and second quarter of 2009, Radio’s advertising sales pacings were (25)% and (37)%, respectively.

Available Information

The Shares are registered under the Exchange Act. Radio is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.W., Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the Commission by telephoning 1-800-SEC-0330. Radio’s filings are also available to the public on Radio’s Web site (www.coxradio.com) and the Commission’s Web site (www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Room of the Commission at 100 F Street, N.W., Washington, D.C. 20549, upon payment of the Commission’s customary fees. Certain reports and other information concerning Radio may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

Section 8 —	Certain Information Concerning Enterprises and Media

Enterprises, a privately-held corporation headquartered in Atlanta, Georgia, is one of the largest diversified media and wholesale automotive auction companies in the United States, with consolidated revenues for the year ended December 31, 2008 of $15.4 billion. Enterprises, which has a 110-year history in the media and communications industry, publishes 17 daily newspapers and owns or operates 15 television stations. Enterprises owns Cox Communications, Inc., a broadband communications company that offers an array of advanced digital video, high-speed Internet and telephony services over its own nationwide network to more than 6.2 million total residential and commercial customers. Enterprises also owns Manheim Auctions, Inc., the world’s leading provider of automotive services to commercial sellers and automobile dealers. Manheim operates 100 auctions in North America along with additional operations in Europe, Australia, New Zealand, Thailand and China. Additionally, Enterprises owns Cox Auto Trader, which includes AutoTrader.com, the world’s largest online automotive classifieds marketplace and consumer information website, and Auto Trader/Auto Mart Publishing, producer of classified automotive print and online advertising publications. The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of Enterprises and certain other information is set forth in Schedule A hereto.

We are a broadcasting, publishing and digital media company in which Enterprises has grouped and operates its media properties — newspapers and other publications, television stations and its interest in Radio. The name, citizenship, business address, principal occupation or employment and five-year employment history for each of our directors and executive officers and certain other information is set forth in Schedule A hereto.

As of the date hereof, we own 3,591,954 Shares, or 17.3%, of Radio’s Class A common stock and all of the 58,733,016 shares of Radio’s Class B common stock, which together represent approximately 78.4% of the outstanding shares of Radio’s common stock and 97.2% of the voting power of the common stock.

Section 9 —	Source and Amount of Funds

We will need approximately $69.1 million to purchase all Shares not owned by us pursuant to the Offer and to pay related fees and expenses. Enterprises intends to use its cash on hand and available borrowings under its revolving credit facility for all such funds necessary for the Offer. As of February 28, 2009, Enterprises had cash on hand of $286 million and remaining capacity available under its revolving credit facility of up to $1.7 billion. It is anticipated that any indebtedness incurred under Enterprises’ revolving credit facility will be repaid from funds generated internally by Enterprises and Radio.

In July 2006, Enterprises entered into a five-year, unsecured revolving credit facility, which is available through July 26, 2011. At December 31, 2008, Enterprises had $2.75 billion of credit commitments under this facility, of which Enterprises had outstanding revolver borrowings of approximately $1.2 billion.

Prior to January 2009, Enterprises’ revolving credit facility included a $95.0 million commitment from a subsidiary of Lehman Brothers Holdings, Inc. Effective in January 2009, Enterprises amended its revolving credit facility to effectively terminate the $95.0 million commitment from the Lehman subsidiary. Repayment to the Lehman subsidiary is on the same terms as repayment to the other lenders under the revolving credit facility, except that any repayment to Lehman does not result in any further commitment by the Lehman subsidiary to lend additional amounts under the facility. As a result, once the amount that has been funded by the Lehman subsidiary has been repaid, aggregate capacity under the revolving credit facility will be effectively reduced by $95.0 million. At February 28, 2009, the remaining funded portion of the prior commitment of the Lehman subsidiary was approximately $32.8 million.

Section 10 — Possible Effects of the Offer on the Market for the Shares

Effect on the Market for the Shares

The purchase of Shares by us pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

Stock Quotations

The Shares are currently listed and traded on the NYSE, which constitutes the principal trading market for the Shares. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on the NYSE.

According to the NYSE’s published guidelines, the NYSE would consider delisting the Shares if, among other things, (i) the number of total stockholders of Radio should fall below 400, (ii) the number of total stockholders should fall below 1,200 and the average monthly trading volume for the Shares is less than 100,000 for the most recent 12 months or (iii) the number of publicly-held Shares (exclusive of holdings of officers and directors of Radio and their immediate families and other concentrated holdings of 10% or more) should fall below 600,000. If, as a result of the purchase of the Shares pursuant to the Offer, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected. In the event the Shares were no longer listed on the NYSE, price quotations for the Shares might still be available from other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly-held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Margin Securities

The Shares are currently “margin securities” as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer it is possible that the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event such Shares could no longer be used as collateral for loans made by brokers.

Registration Under the Exchange Act

The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by Radio to the Commission if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders. The termination of the registration of the Shares under the Exchange Act would reduce the information required to be furnished by Radio to holders of Shares and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement in connection with stockholders’ meetings and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Shares. In addition, “affiliates” of Radio and persons holding “restricted securities” of Radio may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for NYSE reporting.

We may seek to cause Radio to terminate the registration of the Shares under the Exchange Act and to delist the Class A common stock from the NYSE after the purchase of Shares pursuant to the Offer if the requirements for termination of registration are met. If registration of the Shares under the Exchange Act is not terminated prior to any second-step merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on the NYSE would be terminated upon completion of a merger.

Section 11 — Fees and Expenses

Except as set forth below, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

Citi is acting as the Dealer Manager in connection with the Offer and has provided certain financial advisory services to Enterprises and Media in connection with the Offer. Enterprises has agreed to pay Citi for its financial advisory services a fee of up to $2.5 million, of which $750,000 is payable promptly following the public announcement of the Offer, $1.0 million is payable promptly upon consummation of the Offer and $750,000 is payable at the sole discretion of Enterprises. Enterprises also has agreed to reimburse Citi for all reasonable out-of-pocket expenses incurred by it, including the reasonable fees and expenses of legal counsel, and to indemnify Citi against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws. See “Special Factors — Summary of Presentation by Citi to the Enterprises and Media Boards of Directors — Miscellaneous.”

Enterprises has retained D.F. King & Co., Inc., as the Information Agent, and American Stock Transfer & Trust Company, as the Depositary, in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile, e-mail and personal interview and may request banks, brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners.

As compensation for acting as Information Agent in connection with the Offer, D.F. King & Co., Inc. will receive reasonable and customary compensation for its services and will also be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws. Enterprises will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for reasonable out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Brokers, dealers, commercial banks and trust companies will be reimbursed by us for customary handling and mailing expenses incurred by them in forwarding material to their customers.

The following is an estimate of fees and expenses to be incurred by us in connection with the Offer (in thousands):

Financial Advisor/Dealer Manager	$2,500
Advertising	100
Filing Fees	4
Depositary	100
Information Agent (including mailing)	200
Legal, Printing and Miscellaneous	996

Total:	$3,900

Section 12 — Conditions to the Offer

Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) our rights to extend and amend the Offer at any time in our sole discretion, we shall not be required to accept for payment, purchase or pay for, subject to any applicable rule and regulation of the Commission, including Rule 14e-1(c) under the Exchange Act, and may delay the acceptance for payment of, or, subject to the restriction referred to above, the payment for, any tendered Shares (whether or not any Shares theretofore have been accepted for payment or paid for pursuant to the Offer), and may terminate the Offer as to any Shares not then paid for, if at any time on or after March 23, 2009 and prior to the time of payment for any such Shares, any of the following events shall occur:

(a) the majority of minority condition shall not have been met;

(b) the Shares validly tendered and not withdrawn in the Offer plus the Shares held by us, assuming the conversion of the shares of Radio’s Class B common stock held by us into Shares on a share-for-share basis, shall constitute less than 90% of the outstanding Shares;

(c) there shall be pending an order, decree, ruling or action restraining, enjoining or otherwise prohibiting the consummation of the Offer in connection with a suit, claim or action filed by a private (non-governmental) third-party;

(d) there shall (A) be pending any suit, claim, action, proceeding, hearing, notice of violation, demand letter or an investigation initiated, filed or conducted, or (B) have been a statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or rendered applicable to the Offer initiated by any domestic, federal or state governmental, regulatory or administrative agency or authority or court or legislative body or commission which (i) prohibits or imposes any material limitations on Enterprises’ or our ownership, control or operation of all or a material portion of the businesses or assets of Radio or its subsidiaries, (ii) prohibits or makes illegal the acceptance for payment, payment for or the purchase of Shares or the consummation of the Offer, (iii) results in a material delay in or restricts our ability, or renders us unable, to accept for payment, pay for or purchase some or all of the Shares, (iv) imposes material limitations on our or Enterprises’ ability effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to Radio’s stockholders, (v) requires material divestiture by Enterprises or its affiliates of Shares, (vi) seeks to compel Enterprises, its affiliates, or Radio or its subsidiaries to dispose of material portions of the business, assets or properties of Radio or its subsidiaries, Enterprises or its affiliates or (vii) challenges or seeks to enjoin or prohibit (or seeks damages for) the acquisition by us or Enterprises of the Shares; provided that Enterprises shall have used all reasonable efforts to cause any such judgment, order or injunction to be vacated or lifted;

(e) there occurs (i) any general suspension of, or limitation on prices for, trading in securities on any national securities exchange, including the NYSE, (ii) any decline in any of the Dow Jones Industrial

Average, the S&P 500 Index or the NASDAQ-100 Index by an amount in excess of 15%, measured from March 20, 2009, (iii) any change in the general political, market, economic or financial conditions in the United States or abroad that, in our reasonable judgment, might have a material adverse effect on the business, financial condition, assets, liabilities, operations, results of operations or prospects of Radio or any of its subsidiaries, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (v) any extraordinary limitation by any governmental authority that affects the extension of credit in the United States, (vi) the commencement or escalation of war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on, outbreak or act of terrorism involving the United States, (vii) a change in general financial bank or capital market conditions which materially and adversely affects the ability of U.S. financial institutions to extend credit or closes the capital markets, as a practical matter, to Enterprises or (viii) in the case of any of the foregoing existing on March 20, 2009, a material acceleration or worsening thereof; or

(f) Radio (as directed by a special committee, if any, comprised of independent directors), Enterprises and Media shall have agreed that Media shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder.

Except for the majority of the minority condition, the foregoing conditions are for our and our affiliates’ sole benefit (other than Radio and its subsidiaries) and may be asserted by us, in whole or in part, at any time and from time to time in our sole discretion. The failure by us at any time to exercise our rights under such conditions shall not be deemed a waiver of any such rights and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.

Should the Offer be terminated pursuant to any of the foregoing provisions, all tendered Shares not theretofore accepted for payment shall forthwith be returned to the tendering stockholders.

Section 13 — Certain Legal Matters

Requirements for a Merger

If following the consummation of the Offer we own at least 90% of the outstanding Shares, we will cause Radio to consummate, as soon as reasonably practicable, a merger in which all outstanding Shares not owned by us will be converted into the right to receive cash in an amount equal to the price per Share paid in the Offer, without interest. Under Delaware law, if we own at least 90% of the outstanding Shares, we would be able to effect a second-step merger under the short-form merger provisions of Delaware law without a vote of, or prior notice to, Radio’s board of directors or stockholders.

Regulatory Approval

Except as described in this section, based on a review of publicly available filings by Radio with the Commission and a review of certain information furnished by Radio to Enterprises and Media in the normal course of their business dealings, we are not aware of any license, franchise or regulatory permit that is material to the business of Radio and that would be materially adversely affected by our acquisition of Shares pursuant to the Offer, or of any material filing, approval or other action by or with any governmental authority or regulatory agency that would be required for the purchase of Shares pursuant to the Offer or of our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, it is presently contemplated that such approval or action would be sought, except as described below under “— State Takeover Laws.” While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if required, would be obtained without substantial conditions or that adverse consequences would not result to Radio’s business or that certain parts of Radio’s business would not have to be disposed of in the event that such approval were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, we may decline to accept for payment or pay for any Shares tendered.

State Takeover Laws

Radio and certain of its subsidiaries conduct business in a number of states throughout the United States, some of which have adopted laws and regulations applicable to offers to acquire shares of corporations that are incorporated or have substantial assets, stockholders and/or a principal place of business in such states. In Edgar v. Mite Corp., the Supreme Court held that the Illinois Business Takeover Statute, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and was therefore unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions, in particular, that the corporation has a substantial number of stockholders in and is incorporated under the laws of such state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the U.S. Court of Appeals for the Sixth Circuit.

Radio is incorporated under the laws of the State of Delaware. Generally, Section 203 of the Delaware General Corporation Law (“Section 203”) prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless the board of directors of the target approves the business combination prior to the date the person becomes an interested stockholder. Section 203 does not apply to a Delaware corporation that opts out of its application in its certificate of incorporation or to any stockholder which became an interested stockholder at a time when the corporation was not publicly held. Because Radio has opted out of Section 203 in its certificate of incorporation, we do not believe that Section 203 would apply to the Offer or any short-form merger.

Radio conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We have not determined whether any of these state takeover laws and regulations will by their terms apply to the Offer, and, except as set forth above, we have not presently sought to comply with any state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law or regulation purporting to apply to the Offer, and neither anything in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of such right. In the event it is established that one or more state takeover statutes is applicable to the Offer and an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer, we might be required to file certain information with, or to receive approval from, the relevant state authorities, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer. In addition, if enjoined, we might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating. In such case, we may not be obligated to accept for payment any Shares tendered. See “— Section 12 — Conditions to the Offer.”

Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is not subject to such requirements because Enterprises currently beneficially owns in excess of 50% of Radio’s outstanding voting securities. Although this transaction is not subject to antitrust approval under the HSR Act, the Antitrust Division and the FTC may scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by us pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Enterprises or Radio. Private parties (including individual states) may also bring legal actions under the antitrust laws of the United States. We do not believe that the purchase of Shares pursuant to the Offer will result in a violation of any antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Section 14 — Miscellaneous

The Offer is being made to all holders of Shares other than Media. We are not aware of any jurisdiction where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, we will make a good faith effort to comply with any such state statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, we cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Enterprises or Media not contained in this Offer to Purchase or in the related Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the Commission a tender offer statement on Schedule TO, together with all exhibits thereto, pursuant to Regulation M-A under the Exchange Act, furnishing certain additional information with respect to the Offer, including the information required by Schedule 13E-3. Such Schedules and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the Commission in the manner set forth in “— Section 7 — Certain Information Concerning Radio.”

Cox Enterprises, Inc.
Cox Media Group, Inc.

March 23, 2009

SCHEDULE A

1.  Directors and Executive Officers of Enterprises.

Set forth in the table below are the names, the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Enterprises. None of these persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any of these persons been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Each executive officer of Enterprises has been employed in such position or in other executive or management positions with Enterprises for at least five years. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Enterprises. Unless otherwise noted, each person identified below is a U.S. citizen. Unless otherwise indicated, the business address and telephone number of each person identified below as a director or executive officer of Enterprises is c/o Cox Enterprises, Inc., 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328, telephone: (678) 645-0000.

Present Principal Occupation or Employment and Material Positions
Name	Held During the Last Five Years

James C. Kennedy*	Mr. Kennedy is Chairman of the Board of Enterprises, where he has served since 1988. Mr. Kennedy also served as chief executive officer of Enterprises from January 1988 to December 2008. Prior to that time, Mr. Kennedy was Enterprises’ president and chief operating officer. Mr. Kennedy joined Enterprises in 1972, and initially worked with Enterprises’ Atlanta Newspapers.
Jimmy W. Hayes*	Mr. Hayes has served as chief executive officer since January 2009, as president since December 2005 and as director since April 2006. From December 2005 to December 2008, Mr. Hayes served as chief operating officer. Prior to that, Mr. Hayes held the office of executive vice president of finance and chief financial officer for Cox Communications, Inc., a wholly-owned subsidiary of Enterprises, since 1999. Mr. Hayes joined Cox Communications in 1980.
John M. Dyer	Mr. Dyer has served as executive vice president and chief financial officer of Enterprises since July 2008. From January 2008 to June 2008, Mr. Dyer served as executive vice president, finance with Enterprises. Prior to that, Mr. Dyer held positions with Cox Communications, including senior vice president and chief financial officer, senior vice president, mergers and acquisitions and senior vice president of operations of Cox Communications’ Western division. Mr. Dyer joined Cox Communications in 1977.
G. Dennis Berry*	Mr. Berry has served as Vice Chairman since December 2005. From October 2000 to December 2005, Mr. Berry served as president and chief operating officer. Previously, he served as president and chief executive officer of Manheim Auctions, Inc., a wholly-owned subsidiary of Enterprises, from 1995 through October 2000. Prior to that, Mr. Berry was publisher of the Atlanta Journal-Constitution, where he held several positions spanning more than 20 years, including president, vice president, general manager and advertising director. Mr. Berry also serves as a director of Cox.

Present Principal Occupation or Employment and Material Positions
Name	Held During the Last Five Years

Robert C. O’Leary*	Mr. O’Leary has been director of Enterprises since April 22, 1997. Prior to retiring in June 2008, he served as executive vice president and chief financial officer of Enterprises since December 1999. He joined Enterprises in 1982 as vice president of finance and later that year was promoted to senior vice president of finance. He was promoted to senior vice president of finance and administration of Enterprises in 1986, and to senior vice president of operations, Western group, in 1989. In August 1996, he transferred to Enterprises, becoming its senior vice president and chief financial officer. Mr. O’Leary serves as a director of Enterprises.
Anne Cox Chambers*	Mrs. Chambers is the daughter of Governor James M. Cox, the founder of Enterprises. Mrs. Chambers also serves as the Chairwoman of Atlanta Newspapers.
Arthur M. Blank*	Mr. Blank is the co-founder of Home Depot, Inc. where he served as Chairman of the Board until January 1, 2002. Mr. Blank is the owner and chief executive officer of the Atlanta Falcons and Georgia Force football teams.
Thomas O. Cordy*	Mr. Cordy is president and chief executive officer of Global Nutritionals, Inc. and the retired president and chief executive officer of The Maxxis Group, Inc.
David E. Easterly*	Mr. Easterly has been a director of Enterprises since April 28, 1995. Prior to that he served as Vice Chairman of Enterprises from January 1, 2001 to December 31, 2005 after retiring from the company as president and chief operating officer in 2001.
Janet M. Clarke*	Ms. Clarke is president of Clarke Littlefield, LLC and has served as director of Enterprises since January 1, 2007.
Taylor S. Glover*	Mr. Glover is president and chief executive officer of Turner Enterprises, Inc. and has served as a director of Enterprises since January 1, 2007.
Marybeth N. Leamer	Ms. Leamer is senior vice president, human resources and administration of Enterprises. Previously, Ms. Leamer served as senior vice president of human resources and prior to that, as vice president of human resources at Enterprises.
Richard J. Jacobson	Mr. Jacobson is the senior vice president of finance of Enterprises. Prior to that, he served as vice president and treasurer of Enterprises.
R. Dale Hughes	Mr. Hughes has been senior vice president, legal affairs and strategic investments since January 1, 2009. When he joined Enterprises on April 21, 2008 he served as senior vice president of strategic investments and Real Estate.
Robert R. Brand	Mr. Brand has been vice president of corporate security of Enterprises since January 1, 2007. Prior to that, he was director of corporate security since joining the company in 1998.
Susan W. Coker	Ms. Coker has been vice president and treasurer of Enterprises since October 21, 2005. Prior to that she served as vice president and treasurer of Cox Communications.
Maria L. Friedman	Ms. Friedman has been vice president, tax of Enterprises since January 1, 2007. Prior to that she served as assistant vice president, tax of Enterprises.
David J. Head	Mr. Head has been vice president and controller of Enterprises since January 1, 2007. Prior to that, he served as controller of Enterprises since 2000.
Roberto I. Jimenez	Mr. Jimenez has been vice president, communications and public affairs of Enterprises since July 1, 2005. Prior to that he served as director of corporate communications since he joined Enterprises in 2003.
Joab M. Lesesne, III	Mr. Lesesne is vice president, government affairs and has held that position since joining Enterprises in 2007.

Present Principal Occupation or Employment and Material Positions
Name	Held During the Last Five Years

J. Lacey Lewis	Ms. Lewis is vice president, business development of Enterprises where she has served since 2006. Prior to that, she served as vice president of investor relations at Cox Communications.
Michael J. Mannheimer	Mr. Mannheimer is vice president, supply chain services and chief procurement officer of Enterprises. Prior to that, he served as vice president of materials management of Enterprises.
J.P. Matzigkeit	Mr. Matzigkeit has been vice president, compensation, benefits and HRIS of Enterprises since January 1, 2009. Prior to that he served as assistant vice president of compensation. Mr. Matzigkeit joined Enterprises as director of compensation in 1999.
Andrew A. Merdek	Mr. Merdek has been vice president, legal affairs, general counsel and corporate secretary of Enterprises since 1992.
Gregory B. Morrison	Mr. Morrison has been vice president and chief information officer of Enterprises since 2002.
Robert N. Redella	Mr. Redella has served as vice president, development of Enterprises since 2006. Prior to that, Mr. Redella served as vice president of mergers and acquisitions of Cox Communications.
Alex R. Stickney, Jr.	Mr. Stickney has been vice president, audit services of Enterprises since 2007. Previously he served as director of audit services of Enterprises.
Alexandra M. Wilson	Ms. Wilson is vice president of public policy and regulatory affairs of Enterprises. Prior to that, she served as vice president of public policy of Enterprises.

*	Director of Enterprises.

2.	Directors And Executive Officers of Media.

Set forth in the table below are the names, the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Media. None of these persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any of these persons been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Media. Each person identified below is a U.S. citizen. Unless otherwise indicated, the business address and telephone number of each person identified below as a director or executive officer of Media is c/o Cox Media Group, Inc., 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328, telephone: (678) 645-0000.

Present Principal Occupation or Employment and Material Positions
Name	Held During the Last Five Years

Sanford H. Schwartz*	Mr. Schwartz is president of Media. Additionally, Mr. Schwartz is president of Cox Auto Trader. Prior to that, Mr. Schwartz was vice president of business development of Enterprises and previously, executive vice president of Cox Newspapers, Inc.
Neil O. Johnston*	Mr. Johnston is vice president and chief financial officer of Media. Prior to that, Mr. Johnston served as vice president and chief financial officer of Cox Radio, Inc.

Present Principal Occupation or Employment and Material Positions
Name	Held During the Last Five Years

Andrew A. Merdek*	Mr. Merdek is secretary of Media. Refer to Section 1 of this Schedule A for more information regarding Mr. Merdek’s employment history.
Bruce R. Baker	Mr. Baker is executive vice president, Cox Television of Media.
Douglas E. Franklin	Mr. Franklin is executive vice president, Cox Newspapers of Media. Prior to his current role, Mr. Franklin served as publisher of The Palm Beach Post and as president and chief executive officer of Cox Ohio Publishing.
Deborah A. Thomas	Ms. Thomas is vice president of human resources of Media. Prior to that she served as vice president, human resources of Cox Auto Trader and vice president of human resources of Media.
Richard J. Jacobson	Mr. Jacobson is vice president and treasurer of Media. Refer to Section 1 of this Schedule A for more information regarding Mr. Jacobson’s employment history.
Maria L. Friedman	Ms. Friedman is vice president of Media. Refer to Section 1 of this Schedule A for more information regarding Ms. Friedman’s employment history.
Sterling E. Davis	Mr. Davis is vice president, engineering of Media.

*	Director of Media.

3.	Directors and Executive Officers of Radio.

Set forth in the table below are the names, the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Radio. None of these persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any of these persons been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Unless otherwise stated, each executive officer of Radio has been employed in such position or in other executive or management positions with Radio for at least five years. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Radio. Each person identified below is a U.S. citizen. Unless otherwise indicated, the business address and telephone number of each person identified below as a director or executive officer of Radio is c/o Cox Radio, Inc., 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328, telephone: (678) 645-0000.

Present Principal Occupation or Employment and Material Positions
Name	Held During the Last Five Years

James C. Kennedy*	Mr. Kennedy has served as a director of Radio since July 1996, and became Chairman of the board of directors in January 2002. He has been Chairman of the board of directors of Enterprises since January 1998 and from January 1988 through December 2008 he also served as chief executive officer of Enterprises. Mr. Kennedy joined Enterprises in 1972, and initially worked with Enterprises’ Atlanta Newspapers.
G. Dennis Berry*	Mr. Berry has served as a director of Radio since January 2002. Mr. Berry has served as Vice Chairman of the board of directors of Enterprises since December 2005. Previously, he served as president and chief operating officer of Enterprises beginning October 2000, and was president and chief executive officer of Manheim Auctions, Inc., a subsidiary of Enterprises, from 1995 through October 2000. Prior to that, Mr. Berry was publisher of the Atlanta Journal-Constitution, where he held several positions spanning more than 20 years, including president, vice president and general manager, and advertising director.

Present Principal Occupation or Employment and Material Positions
Name	Held During the Last Five Years

Juanita P. Baranco*	Ms. Baranco has served as a director of Radio since December 2003. She is executive vice president and chief operating officer of The Baranco Automotive Group, where she has been a principal for more than 20 years. She also serves as a member of the board of directors of The Southern Company and the board of trustees of Clark Atlanta University. She previously has served on the boards of directors of the Federal Reserve Bank of Atlanta and the John H. Harland Company, and as a member of the Board of Regents of the University System of Georgia.
Nick W. Evans, Jr.*	Mr. Evans has served as a director of Radio since May 2007. He has been Chairman of ECP Benefits, LLC since January 2003, and a principal with Associated Media Partners since January 2001. Prior to that, he served as president and chief executive officer of Spartan Communications, Inc. from January 1990 through December 2000. He also serves as a member of the board of directors of Bumper2Bumper Media, and the board of trustees of Augusta State University. Mr. Evans is a past chairman of the Television Operators Caucus and a past member of the board of directors of the National Association of Broadcasters.
Jimmy W. Hayes*	Mr. Hayes has served as a director of Radio since December 2005. Mr. Hayes has served as President and Chief Executive Officer of Enterprises since January 2009. He previously served as President and Chief Operating Officer of Enterprises from January 2006 through December 2008, as Executive Vice President of Enterprises from July 2005 through December 2005, and as executive vice president, finance and chief financial officer of Cox Communications, Inc. from July 1999 through July 2005. Prior to that, he served in several executive and financial management positions with Enterprises and Cox Communications beginning in 1980. Mr. Hayes also serves as a director of Enterprises.
Marc W. Morgan*	Mr. Morgan has served as a director of Radio since August 1999 and as executive vice president and chief operating officer since February 2003. Prior to that, he served as vice president and co-chief operating officer since July 1999, and as senior group vice president of Radio from May 1997 to June 1999. Previously, Mr. Morgan was senior vice president of Radio from July 1996 to May 1997. He also served as vice president and general manager of WSB-AM/FM (Atlanta, Georgia) from July 1992 to November 1998, and vice president and general manager of WCKG-FM (Chicago, Illinois) from January 1984 to July 1992.
Robert F. Neil*	Mr. Neil has served as a director and as president and chief executive officer of Radio since July 1996, and was executive vice president — radio of Cox Media Group from June 1992 to 1996. Previously, he was vice president and general manager of WSB-AM/FM (Atlanta, Georgia). Mr. Neil joined Media in November 1986. Previously, Mr. Neil was operations manager from December 1984 to November 1986 at WYAY-FM in Gainesville, Georgia. He served at WYYY-FM and WSYR-AM both in Syracuse, New York as operations manager from October 1983 to December 1984 and as program director from March 1983 to October 1983.

Present Principal Occupation or Employment and Material Positions
Name	Held During the Last Five Years

Nicholas D. Trigony*	Mr. Trigony has served as a director of Radio since July 1996, and was Chairman of the board of directors from December 1996 through December 2000. Mr. Trigony served as president of the predecessor of Media from March 1990 until his retirement in December 2000. Mr. Trigony joined Media in September 1986 as executive vice president — radio and was executive vice president — broadcast from April 1989 to March 1990. He is also past Chairman of the National Association of Television Program Executives and served on its executive committee. Mr. Trigony is a past chairman of the Television Operators Caucus and past Chairman of the National Association of Broadcasters’ Media Convergence Task Force.
Charles L. Odom	Mr. Odom has served as Radio’s chief financial officer since January 2009. Prior to that, Mr. Odom served as Radio’s director of financial reporting and analysis from 2001 through 2008, and as assistant controller of Radio from 2000 to 2001. Mr. Odom joined Radio in 1996 as manager of financial reporting, having previously worked as a certified public accountant with Deloitte & Touche LLP.
Richard A. Reis	Mr. Reis has served as group vice president of Radio since April 1997. Previously, he was a director and group vice president of NewCity Communications, Inc. since its organization in 1986. From 1983 to 1984, he served as vice president of the Media Group Company, then a subsidiary of Katz Media Group Company, Inc., becoming group vice president in 1984. He was general manager of WFTQ-AM and WAAF-FM both in Worcester, Massachusetts from 1981 and 1983, respectively, to 1989. Since 1989, he has served as general manager of WDBO-AM and WWKA-FM both in Orlando, Florida, and of WCFB-FM in Orlando, Florida since 1992. Since July 1996, Mr. Reis has served as group vice president of Radio’s Orlando, Florida radio stations — WDBO-AM, WWKA-FM, WCFB-FM, WHTQ-FM, WMMO-FM and WPYO-FM.

*	Director of Radio.

SCHEDULE B

The following table sets forth information concerning transactions in Shares during the past 60 days by (i) Enterprises, its subsidiaries, and their respective directors and executive officers, (ii) Media, its subsidiaries, and their respective directors and executive officers, and (iii) to the knowledge of Enterprises and Media, Radio, its subsidiaries, their respective directors and executive officers and any Radio pension, profit-sharing or similar plan. Unless otherwise noted, all transactions listed below involved open-market sales of Shares.

	Transaction	Number of	Price per
Name of Party	Date	Shares	Share

Richard Reis*	February 2, 2009	8,866	$5.14
Neil O. Johnston	March 6, 2009	17,656	3.99
Robert F. Neil*	March 17, 2009	4,615	3.36

*	Shares withheld under Radio’s long-term incentive plan to satisfy withholding tax liability incident to the vesting of awards originally issued under such plan.

The following table sets forth information with respect to purchases of Shares by Enterprises, Media or, to the knowledge of Enterprises and Media, Radio during the past two years. The purchases of Shares by Radio shown in the table were pursuant to Radio’s previously-disclosed stock repurchase programs.

		Number of Shares	Average Price(1)
		Purchased During	per Share During
Period	Purchaser	the Period	Quarter

June 1, 2007 to June 30, 2007	Radio	161,122	$14.20
July 1, 2007 to July 31, 2007	Radio	397,063	13.82
August 1, 2007 to August 31, 2007	Radio	1,324,485	13.04
September 1, 2007 to September 30, 2007	Radio	254,200	13.21
October 1, 2007 to October 31, 2007	Radio	717,500	12.70
November 1, 2007 to November 30, 2007	Radio	1,130,300	12.26
December 1, 2007 to December 31, 2007	Radio	1,372,077	11.93
January 1, 2008 to January 31, 2008	Radio	1,621,000	11.31
February 1, 2008 to February 29, 2008	Radio	1,480,700	11.85
March 1, 2008 to March 31, 2008	Radio	248,000	12.10
April 1, 2008 to April 30, 2008	Radio	840,900	11.76
May 1, 2008 to May 31, 2008	Radio	317,600	12.00
June 1, 2008 to June 30, 2008	Radio	410,151	12.18
July 1, 2008 to July 31, 2008	Radio	1,984,167	10.24
August 1, 2008 to August 31, 2008	Radio	972,100	10.99
September 1, 2008 to September 30, 2008	Radio	1,422,847	10.88
October 1, 2008 to October 31, 2008	Radio	156,417	10.64
November 1, 2008 to November 30, 2008	Radio	306,100	4.66
December 1, 2008 to December 31, 2008	Radio	313,640	5.83
January 1, 2009 to January 31, 2009	Radio	302,553	5.39
February 1, 2009 to February 28, 2009	Radio	475,500	5.30
March 1, 2009 to March 20, 2009	Radio	164,900	4.59

(1)	Purchase prices exclude commissions.

B-1

SCHEDULE C

Excerpts from the Delaware General Corporation Law Relating to the Rights of Dissenting Stockholders

Section 262
Appraisal Rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §§ 251 (other than a merger effected pursuant to § 251(g) of this title), 252, 254, 257, 258, 263 or 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Manually signed facsimile copies of the Letter of Transmittal will be accepted. Letters of Transmittal and certificates for Shares should be sent or delivered by each Radio stockholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below:

The Depositary for the Offer is:

By Mail or Overnight Courier: Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	By Hand: Attn: Reorganization Department 59 Maiden Lane New York, New York 10038

Telephone: (877) 248-6417 or (718) 921-8317
Facsimile: (718) 234-5001

Any questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or the Depositary. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Information Agent for the Offer is:

48 Wall Street
New York, New York 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll-Free: (800) 578-5378

The Dealer Manager for the Offer is:

Citigroup Global Markets Inc.
Special Equity Transactions Group
390 Greenwich Street
New York, New York 10013
Contact: (877) 531-8365